中信泰富有限公司

BY COURIER

07022963

Exemption No. 82-5232

CITIC PACIFIC

Date : 24th April, 2007

SUPPL

SEC MAIL PROCESSING RECEIVED APR 2 5 2007 WASH. D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since March 21, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
MAY 0 2 2007
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

Encls.
AT/ww/LTR-2839

Annexure

CITIC Pacific Limited

List of Information that the Company since March 21, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement on Separate Listing of CITIC 1616 Holdings Limited on the Main Board of The Stock Exchange of Hong Kong Limited and Connected Transactions
   Date : March 21, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Return of Allotments
   Date : March 23, 2007
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Announcement on Separate Listing of CITIC 1616 Holdings Limited on the Main Board of The Stock Exchange of Hong Kong Limited – Determination of Offer Price
   Date : March 30, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement on Change of Company Secretary
   Date : April 2, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notification of Change of Secretary and Director
   Date : April 3, 2007
   Entity Requiring Item : Hong Kong Companies Registry

6. Document : Monthly Return on Movement of Listed Equity Securities
   Date : April 10, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Notification of Change of Particulars of Secretary and Director
   Date : April 11, 2007
   Entity Requiring Item : Hong Kong Companies Registry

8. Document : Return of Allotments
   Date : April 16, 2007
   Entity Requiring Item : Hong Kong Companies Registry

9. Document : Announcement on Notice of Annual General Meeting
   Date : April 17, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Annual Report 2006
    Date : April 17, 2007 (distribution date)
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Summary Financial Report 2006
    Date : April 17, 2007 (distribution date)
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Circular regarding general mandates to issue shares and to repurchase shares, Re-election of Directors, Proposal for adoption of CITIC 1616 Holdings Limited Share Option Plan and Notice of Annual General Meeting and Proxy Form
    Date : April 17, 2007
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Instructions in relation to Election of Language and Means of Receipt of Future Corporate Communication and the instruction slip
    Date : April 17, 2007
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

14. Document : Letter to shareholders on change of election of language and means of receipt of corporate communication and the request slip
Date : April 17, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

15. Document : Announcement of resolutions passed at the 2006 Annual General Meeting of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) held on April 18, 2007 *(only available in Chinese)*
Date : April 18, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

16. Document : Announcement of 2007 First Quarter Results of Daye *(only available in Chinese)*
Date : April 19, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

17. Document : Announcement of resolutions passed at the eighteenth meeting of the Fourth Session of the Board of Directors of Daye *(only available in Chinese)*
Date : April 19, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

18. Document : Announcement of resolutions passed at the eleventh meeting of the Fourth Session of Supervisory Committee of Daye *(only available in Chinese)*
Date : April 19, 2007
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	26	02	2007
至 To	20	03	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	200,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	9,290,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	880,993,264.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本欄 For Offici...

Your Receipt
Companies Registry
H.K.

23/03/2007 11:12:06
Submission No.: 231058574/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$9,290.00

Receipt No.	Method	Amount(HKD)
312310082046	Chq	$890.00
312310082047	Chq	$8,400.00
Total Paid		$9,290.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: **145656**

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	400,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD7,120,000.00
Shares	100,000	HKD0.40	HKD22.10	Nil	HKD21.70	HKD2,170,000.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Michael Siu On Wong	Tower 9, 3/F., Unit B, One Beacon Hill, 1 Beacon Hill Road, Kowloon Tong, Kowloon, Hong Kong	150,000	
Chau Chi Yin	24/F., Flat F, Oak Mansion, Taikoo Shing, 20 Taikoo Wan Road, Hong Kong	300,000	
Tam Chi Cheung	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	50,000	
	各類別股份分配的總數 Total Shares Allotted by Class	500,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 23rd March, 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

s. C. M. P   2nd April, 2007   (Mon.)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

SEPARATE LISTING OF CITIC 1616 HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

DETERMINATION OF OFFER PRICE

CITIC Pacific wishes to announce that the underwriting agreement in relation to the International Placing and the price determination agreement in relation to the Offer Price were entered into by CITIC Pacific (acting through its wholly-owned subsidiary Ease Action Investments Corp.), CITIC 1616 and the Global Coordinator (on behalf of the underwriters) on 28 March 2007. The Offer Price is determined at HK$2.58 (excluding brokerage fee, SFC transaction levy and the Stock Exchange trading fee), being the maximum Offer Price as stated in the Prospectus.

Shareholders and potential investors should note that the Proposed Spin-off and the Global Offering, which are subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted or that the underwriters' obligations under the underwriting agreements will become unconditional or that the underwriting agreements will not be terminated. Accordingly, Shareholders and potential investors are urged to exercise extreme caution when dealing in the securities of CITIC Pacific.

This announcement is made further to the announcements of CITIC Pacific made on 10 January 2007, 22 January 2007, 9 March 2007 and 21 March 2007 about the Proposed Spin-off. Unless otherwise defined in this announcement, capitalised terms used in this announcement shall have the same meanings as given to them in the announcement dated 21 March 2007.

CITIC Pacific wishes to announce that the underwriting agreement in relation to the International Placing and the price determination agreement in relation to the Offer Price were entered into by, *inter alia*, CITIC Pacific (acting through its wholly-owned subsidiary Ease Action Investments Corp.), CITIC 1616 and the Global Coordinator (on behalf of the underwriters) on 28 March 2007. The Offer Price is determined at HK$2.58 (excluding brokerage fee, SFC transaction levy and the Stock Exchange trading fee), being the maximum Offer Price as stated in the Prospectus.

Shareholders and potential investors should note that the Proposed Spin-off and the Global Offering, which are subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted or that the underwriters' obligations under the underwriting agreements will become unconditional or that the underwriting agreements will not be terminated. Accordingly, Shareholders and potential investors are urged to exercise extreme caution when dealing in the securities of CITIC Pacific.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 30 March 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of CITIC Pacific Limited (the "Company") announces that with the separate listing of CITIC 1616 Holdings Limited ("CITIC 1616") on the Main Board of The Stock Exchange of Hong Kong Limited, Ms. Alice Tso Mun Wai is to act as the Company Secretary of CITIC 1616 and has resigned as the Company Secretary of the Company with effect from 2 April 2007.

The Board further announces that Ms. Stella Chan Chui Sheung has been appointed as the Company Secretary of the Company to fill the abovementioned vacancy with effect from 2 April 2007. Ms. Chan is an associate member of The Institute of Chartered Secretaries and Administrators.

By order of the Board
CITIC Pacific Limited
Henry Fan Hung Ling
Managing Director

Hong Kong, 2 April 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer or invitation to induce an offer by any person to acquire, subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. Any prospective investors should read the Prospectus for detailed information about the offer of Securities mentioned in this announcement before deciding whether or not to invest in such securities. No application for the securities mentioned in this announcement should be made by any person nor would such application be accepted without completion of a formal application form or other application procedure that will be issued with or in respect of the Prospectus.

In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that may be obtained from the issuer or selling security holder and that would contain detailed information about the company and its management, as well as financial statements.

In addition, unless otherwise stated, the historical financial information in this announcement is unaudited and may differ from the audited financial information which will be included in the Prospectus. Shareholders of, and prospective investors in, the securities of CITIC Pacific should therefore exercise extreme caution in interpreting this information and when dealing in such securities.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

SEPARATE LISTING OF CITIC 1616 HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

CONNECTED TRANSACTIONS

This announcement is made further to the announcements of CITIC Pacific made on 10 January 2007, 22 January 2007 and 9 March 2007 about the Proposed Spin-off.

CITIC Pacific wishes to announce that:

(a) The Listing Date is expected to be 3 April 2007; and

(b) the preliminary indicative price range per CITIC 1616 Share under the Global Offering is between HK$2.13 and HK$2.58 (excluding brokerage fee, SFC transaction levy and the Stock Exchange trading fee).

The Proposed Spin-off will be conditional on, among other things, the following:

(i) the Stock Exchange granting approval for the listing of, and permission to deal in, all the CITIC 1616 Shares in issue and to be issued pursuant to the Global Offering; and

(ii) the obligations of the underwriters under the underwriting agreements to be entered into among CITIC Pacific, CITIC 1616 and the underwriters in respect of the Global Offering becoming unconditional and the underwriting agreements not being terminated in accordance with their respective terms, on or before the dates and times to be specified therein.

CITIC Securities is one of the underwriters in the Global Offering. CITIC Securities is an associate of CITIC Group, the holding company of CITIC HK. CITIC HK is a substantial shareholder of CITIC Pacific, and therefore CITIC Securities is an associate of a connected person of CITIC Pacific. The underwriting agreements in so far as CITIC Securities's commitment is concerned are, and will constitute, connected transactions of CITIC Pacific. As the applicable size tests are less than 2.5%, such connected transactions are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of CITIC Securities's underwriting commitment will be included in CITIC Pacific's 2007 annual report and accounts.

Shareholders and potential investors should note that the Proposed Spin-off and the Global Offering, which are subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted or that the underwriters' obligations under the underwriting agreements will become unconditional or that the underwriting agreements will not be terminated. Accordingly, Shareholders and potential investors are urged to exercise extreme caution when dealing in the securities of CITIC Pacific.

This announcement is made further to the announcements of CITIC Pacific made on 10 January 2007, 22 January 2007 and 9 March 2007 about the Proposed Spin-off (the "Announcements"). Unless otherwise defined in this announcement, capitalised terms used in this announcement shall have the same meanings as given to them in the Announcements.

PROPOSED SPIN-OFF

Introduction

The Listing Date is expected to be 3 April 2007.

It is currently expected that the Proposed Spin-off will be conditional on, among other things, the following:

(a) the Stock Exchange granting approval for the listing of, and permission to deal in, all the CITIC 1616 Shares in issue and to be issued pursuant to the Global Offering; and

(b) the obligations of the underwriters under the underwriting agreements to be entered into among CITIC 1616, CITIC Pacific and the underwriters in respect of the Global Offering becoming unconditional and the underwriting agreements not being terminated in accordance with their

UNDERWRITING ARRANGEMENTS

Underwriting Agreements

CITIC Pacific, CITIC 1616 and BNP Paribas (for itself and on behalf of other underwriters) entered into an underwriting agreement in respect of the Hong Kong Public Offer on 21 March 2007, pursuant to which the underwriters have severally agreed to subscribe or procure subscribers for, on the terms and conditions of the Prospectus and the application forms, their respective applicable proportions of CITIC 1616 Shares under the Hong Kong Public Offer. It is expected that an underwriting agreement by CITIC Pacific, CITIC 1616 and BNP Paribas (for itself and on behalf of other underwriters) on similar terms will be executed in due course prior to the listing of CITIC 1616 in respect of the International Placing.

The obligations of the underwriters are subject to: (a) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the CITIC 1616 Shares concerned and such listing and permission not subsequently being revoked on or before 8:00 a.m. on the Listing Date; (b) certain other conditions set out in the underwriting agreement (including but not limited to the Offer Price being agreed between CITIC Pacific, CITIC 1616 and BNP Paribas (on behalf of the underwriters)); and (c) the underwriting agreement in respect of the International Placing having been duly executed

The Stock Exchange has confirmed to CITIC Pacific that it can proceed with the Proposed Spin-off.

Timetable

Set out below is the timetable of the Proposed Spin-off:

Hong Kong Public Offer opens	from Thursday, 22 March 2007 to noon Tuesday, 27 March 2007
Despatch of the blue application forms for the Preferential Offer together with an electronic copy of the Prospectus on CD ROM to the Qualifying Shareholders	Thursday, 22 March 2007
Expected Offer Price determination date	Wednesday, 28 March 2007
Listing Date	Tuesday, 3 April 2007

All times above refer to Hong Kong local time. An announcement will be made after the Offer Price is determined.

Structure of the Proposed Spin-off

CITIC 1616 is currently a wholly-owned subsidiary of CITIC Pacific, with 1,692,000,000 CITIC 1616 Shares in issue as at the date of this announcement.

The Proposed Spin-off will be effected by way of the Global Offering of 815,920,000 CITIC 1616 Shares, comprising initially 627,920,000 existing CITIC 1616 Shares offered for sale by CITIC Pacific (acting through its wholly owned subsidiary Ease Action Investments Corp.), subject to over-allotment option, and 188,000,000 new CITIC 1616 Shares to be issued by CITIC 1616. The Global Offering will comprise the Hong Kong Public Offer and the International Placing. BNP Paribas has been appointed as the global coordinator, bookrunner and sponsor of the Global Offering.

CITIC Pacific intends to grant an over-allotment option exercisable by BNP Paribas on behalf of the International Underwriters pursuant to which CITIC Pacific may be required to sell an additional 122,388,000 CITIC 1616 Shares at the Offer Price to cover the over-allocations in the International Placing.

Assured entitlements to the Qualifying Shareholders to subscribe for CITIC 1616 Shares will be by way of preferred application under the Preferential Offer. As mentioned in CITIC Pacific's announcement dated 9 March 2007, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 20 existing shares in CITIC Pacific held by them as at 5:00 p.m. on 16 March 2007.

The CITIC 1616 Shares to be offered pursuant to the Global Offering will rank pari passu in all respects with other CITIC 1616 Shares then in issue.

Net proceeds

The preliminary indicative price range per CITIC 1616 Share under the Global Offering is between HK$2.13 and HK$2.58 (excluding brokerage fee, SFC transaction levy and the Stock Exchange trading fee).

Subject to the Offer Price being agreed and assuming the over-allotment option is exercised, it is expected that:

- the net proceeds from the Global Offering will be approximately HK$1,912 million to HK$2,322 million;
- approximately HK$1,529 million to HK$1,857 million of the net proceeds will be received by CITIC Pacific from the sale of existing CITIC 1616 Shares under the Global Offering; and
- approximately HK$383 million to HK$465 million of the net proceeds will be received by CITIC 1616 from the issue of new CITIC 1616 Shares under the Global Offering.

CITIC Pacific intends to use the anticipated proceeds from the sale of existing CITIC 1616 Shares under the Global Offering for the investment in its core business.

How to obtain a printed copy of the Prospectus or a replacement blue application form

In order to apply for Reserved Shares under the Preferential Offer, Qualifying Shareholders will be required to complete a blue application form which will be despatched to Qualifying Shareholders together with a CD ROM which contains, among other things, an electronic format of the Prospectus in both English and Chinese. The Prospectus will also be posted on the Stock Exchange's website at www.hkex.com.hk.

If Qualifying Shareholders do not have access to a personal computer and so are unable to view the electronic format of the Prospectus or would rather have a printed copy of the Prospectus, they may obtain a printed copy of the Prospectus, or a replacement blue application form, from CITIC Pacific's Hong Kong registrar, Tengis Limited (the "Registrar") at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong between 9:00 a.m. on 22 March 2007 and 12:00 noon on 27 March 2007.

In addition, Qualifying Shareholders may obtain copies of the Prospectus in printed form from any of the receiving bank branches listed in the Prospectus and in CITIC 1616's formal notice in respect of the Hong Kong Public Offer and the Preferential Offer.

Should Qualifying Shareholders require a replacement blue application form and/or printed versions of the Prospectus, have any queries on the procedures for taking up Reserved Shares under the Preferential Offer or have any problem using the CD ROM, the Registrar should be contacted at its hotline on 2980 1333 during normal business hours from 9:00 a.m. on Thursday, 22 March 2007 to 12:00 noon on Tuesday, 27 March 2007. Please note, however, that the Registrar cannot advise on the merits of the Preferential Offer or on whether or not Qualifying Shareholders should take up any entitlement under the Preferential Offer.

time prior to 8:00 a.m. on the Listing Date, there occur certain force majeure events as more particularly set out in the underwriting agreement.

The underwriters will receive a commission of 2.5% of the aggregate Offer Price in respect of CITIC 1616 Shares underwritten by them.

Connected Transactions

CITIC Securities is one of the underwriters in the Hong Kong Public Offer with an underwriting commitment for 9,631,440 CITIC 1616 Shares and is expected to be one of the underwriters in the International Placing with an underwriting commitment of not more than 25,000,000 CITIC 1616 Shares. CITIC Securities is an associate of CITIC Group, the holding company of CITIC HK. CITIC HK is a substantial shareholder of CITIC Pacific, and therefore CITIC Securities is an associate of a connected person of CITIC Pacific.

The underwriting agreements in so far as CITIC Securities's commitment is concerned are, and will constitute, connected transactions of CITIC Pacific. Based on the preliminary indicative price range per CITIC 1616 Share under the Global Offering of between HK$2.13 and HK$2.58 and subject to the terms and conditions of the underwriting agreements, CITIC Securities may receive approximately HK$1.8 million to HK$2.2 million in commission for the expected maximum underwriting commitment.

The Directors (including the independent non-executive Directors) consider that the underwriting agreements (including CITIC Securities's commitment) are, and will be entered into, on normal commercial terms and fair and reasonable and in the interests of the shareholders of CITIC Pacific.

LISTING RULES IMPLICATIONS

CITIC 1616 will remain a subsidiary of CITIC Pacific immediately upon completion of the Proposed Spin-off. The Proposed Spin-off will not constitute a material dilution of CITIC Pacific's interest in CITIC 1616, nor a transaction notifiable under Chapter 14 of the Listing Rules as the percentage ratios as defined under Rule 14.07 of the Listing Rules in respect of the proposed disposal of its interest in CITIC 1616 are below 5%.

The applicable size tests calculated with reference to CITIC Securities's maximum underwriting commitment as mentioned above and the expected maximum Offer Price are less than 2.5% for each of the percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules, and the underwriting agreements in so far as CITIC Securities's commitment is concerned are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of CITIC Securities's underwriting commitment will be included in CITIC Pacific's 2007 annual report and accounts.

GENERAL

The Group's business includes manufacturing of special steel, property development and investment, infrastructure (such as power generation, aviation, civil infrastructure and communications), marketing and distribution.

Shareholders and potential investors should note that the Proposed Spin-off and the Global Offering, which are subject to a number of conditions, may or may not proceed. In particular, there is no assurance that approval from the Stock Exchange will be granted or that the underwriters' obligations under the underwriting agreements will become unconditional or that the underwriting agreements will not be terminated. Accordingly, Shareholders and potential investors are urged to exercise extreme caution when dealing in the securities of CITIC Pacific.

DEFINITIONS

In this announcement, the following expressions have the meanings as set out below unless the context requires otherwise:

"BNP Paribas"	BNP Paribas Capital (Asia Pacific) Limited, being the sole global coordinator, bookrunner and sponsor of the Global Offering
"CITIC 1616"	CITIC 1616 Holdings Limited, a company incorporated in Hong Kong with limited liability
"CITIC Group"	中國中信集團公司 (CITIC Group), the holding company of CITIC HK
"CITIC Securities"	CITIC Securities Corporate Finance (HK) Limited
"Global Offering"	the Hong Kong Public Offer (including the Preferential Offer) and the International Placing
"Group"	the Company and its subsidiaries
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Date"	the date on which the CITIC 1616 Shares are listed on the main board of the Stock Exchange
"Qualifying Shareholders"	holders of not less than 20 Shares, whose names appeared on the register of members of CITIC Pacific on the Record Date, other than overseas shareholders subject to compliance with Rule 13.36(2) of the Listing Rules

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 21 March 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

公司註冊處
Companies Registry

(公司條例第158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **145656**

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: [√] 秘書 Secretary [ ] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
曹敏慧	Tso	Mun Wai, Alice

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
G651702(0)	-

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: [√] 辭職／其他 Resignation／Others [ ] 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
02	04	2007

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

[ ] 是 Yes
[ ] 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820-2111 傳真 Fax: 2918-4838
電郵地址 E-mail Address: —
檔號 Reference: *FANNY-FRQ01957*

請勿填寫本欄 For Official Use

收件日期 RECEIVED
03-04-2007
CR 文件收發小組 Central Mail Unit

表格 Form **D2A**

公司編號 Company Number

145656

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment ___ 日 DD ___ 月 MM ___ 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Chan Chui Sheung, Stella
~~董事 Director~~／秘書 Secretary *

日期 Date : 03/04/2007
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March, 2007

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Stella Chan Chui Sheung Tel No.: 2820-2111
(Name of Responsible Official)

Date : 10th April, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,202,133,160	--	---
Increase/~~(Decrease)~~ during the month	650,000	--	---
Balance at close of the month :	2,202,783,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1._____ Exercise price: HK$ ____ 2._____ Exercise price: HK$ ____	Please refer to the attached sheet.					
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1._____ *Subscription price: HK$* ____ 2._____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
_____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						650,000

Remarks : ____________________

Authorised Signatory:

Name : Stella Chan Chui Sheung
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	3,790,000	--	350,000	--	3,440,000	350,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	6,470,000	--	120,000	--	6,350,000	120,000
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	14,200,000	--	180,000	--	14,020,000	180,000

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 個人秘書/董事資料更改 Change of Particulars of Individual Secretary/Director

(如涉及超過一名個人秘書/董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary/director is involved)

A. 更改資料的個人秘書/董事
Identity of the Individual Secretary/Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Hamilton	Alexander Reid

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
XA827404(2)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820-2111 傳真 Fax: 2918-4838
電郵地址 E-mail Address: -
檔號 Reference: -

請勿填寫本欄 For Official Use

收件日期 RECEIVED
11 APR 2007
CR 文件收發小組 Central Mail Unit

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 145656

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

Item	Details	生效日期 Effective Date 日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese	-			
(b) 英文姓名 Name in English	姓氏 Surname: - ; 名字 Other Names: -			
(c) 別名 Alias (註 Note 9)	-			
(d) 住址 Residential Address (註 Note 10)	Flat 5B Broadview Terrace 40 Cloudview Road Hong Kong 國家 Country: -	01	04	2007
(e) 電郵地址 E-mail Address (註 Note 11)	-			
(f) 香港身份證號碼 Hong Kong Identity Card Number	-			
(g) 海外護照 Overseas Passport	簽發國家 Issuing Country: - ; 號碼 Number: -			

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

145656

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 12) 中文名稱 **Name in Chinese**: N/A

(註 Note 12) 英文名稱 **Name in English**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 **Effective Date**

(a) 中文及英文名稱 Name in Chinese and English

	日 DD	月 MM	年 YYYY
N/A			

(註 Note 13) **(d) 地址 Address**

	國家 Country	日 DD	月 MM	年 YYYY

(註 Note 11) **(c) 電郵地址 E-mail Address**

	日 DD	月 MM	年 YYYY

本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

This Notification includes 0 **Continuation Sheet(s) A and** 0 **Continuation Sheet(s) B.**

簽署 Signed :

日期 Date : 11 APR 2007
日 DD / 月 MM / 年 YYYY

姓名 Name : Chan Chui Sheung, Stella
~~董事 Director~~／秘書 Secretary *

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	30	03	2007
至 To	10	04	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	208,000.00
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	10,468,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	881,201,264.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820-2111　　傳真 Fax: 2918-4838
電郵地址 E-mail Address:
檔號 Reference: WENDYLAM-FRQ00410

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

17/04/2007 11:05:38

Submission No.:	222060257/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$10,468.00

Receipt No.	Method	Amount(HKD)
222220084970	Chq	$10,468.00
Total Paid		$10,468.00

表格 Form **SC1**

公司編號 Company Number

145656

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	40,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD712,000.00
Shares	300,000	HKD0.40	HK$19.90	Nil	HKD19.50	HKD5,850,000.00
Shares	180,000	HKD0.40	HKD22.10	Nil	HKD21.70	HKD3,906,000.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Stella Chan Chui Sheung	**32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong**	**300,000**	
Cheng Yiu Chung	**B34, Po Shan Mansions, 10-12 Po Shan Road, Hong Kong**	**40,000**	
Tam Chi Cheung	**32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong**	**50,000**	
Tso Mun Wai	**Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon**	**50,000**	
Kwok Man Leung	**32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong**	**80,000**	
	各類別股份分配的總數 Total Shares Allotted by Class	**520,000**	**Nil**

簽署 Signed : [signature]

姓名 Name : **Stella Chan Chui Sheung**

~~董事 Director /~~ 秘書 Secretary *

日期 Date : 16 APR 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

The Standard

April 18, 2007 (Wednesday)

CITIC Pacific Limited
中信泰富有限公司

(Stock Code: 267)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 16 May 2007 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2006.
2. To declare a final dividend and a special dividend for the year ended 31 December 2006.
3. To re-elect retiring Directors.
4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

[illegible]

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, PROPOSAL FOR ADOPTION OF CITIC 1616 HOLDINGS LIMITED SHARE OPTION PLAN AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of CITIC Pacific Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 16 May 2007 at 10:30 a.m. is set out on pages 22 to 25 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of CITIC Pacific Limited at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

17 April 2007

CONTENTS

In this circular the following expressions shall have the following meanings unless the context otherwise requires:

"Annual General Meeting"	the annual general meeting of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 16 May 2007 at 10:30 a.m., the Notice of which is set out in Appendix IV to this circular or, where the context so admits, any adjournment thereof
"CITIC 1616"	CITIC 1616 Holdings Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange (stock code: 1883)
"CITIC 1616 Share Option Plan"	the share option plan to be approved by CITIC Pacific and to be approved and adopted by CITIC 1616, the principal terms of which are summarised in Appendix III to this circular
"CITIC Pacific" or "Company"	CITIC Pacific Limited
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Directors"	directors of the Company
"HK$"	Hong Kong dollars
"Latest Practicable Date"	11 April 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Notice"	the notice convening the Annual General Meeting
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders"	holders of Shares in the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it in the Companies Ordinance (Cap.32 of the Laws of Hong Kong)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Leslie Chang Li Hsien *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Liu Jifu *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Chang Zhenming*
Peter Kruyt#

* *Non-executive Director*
** *Independent non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

17 April 2007

To the Shareholders,

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, PROPOSAL FOR ADOPTION OF CITIC 1616 SHARE OPTION PLAN AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with the Notice and the information in connection with the proposals to (i) grant the general mandates to issue Shares and to repurchase Shares, (ii) re-elect the retiring Directors and (iii) adopt CITIC 1616 Share Option Plan at the Annual General Meeting.

2. GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of the Company held on 12 May 2006, ordinary resolutions were passed giving general mandates to the Directors (i) to allot, issue and dispose of additional Shares not exceeding twenty per cent of the aggregate nominal amount of the issued share capital of the Company as at 12 May 2006 and to extend the general mandate to allot Shares by adding repurchased securities to the twenty per cent general mandate; and (ii) to purchase or otherwise acquire Shares of the Company on the Stock Exchange not exceeding ten per cent of the aggregate nominal amount of the issued share capital of the Company as at 12 May 2006.

The purpose of the general mandates was to enable the Directors to issue additional Shares and to repurchase Shares should the need arise. The Directors have no present intention to exercise the general mandates to issue Shares and to repurchase Shares of the Company.

Under the terms of the Companies Ordinance and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Company to be held on 16 May 2007, unless renewed at that meeting. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement and memorandum regarding the repurchase resolution as required under the Listing Rules is set out in Appendix I to this circular.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Articles of Association of the Company, Mr. Chang Zhenming is a Director appointed by the Board since the last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall be eligible for re-election. In accordance with Article 104(A) of the Articles of Association of the Company, Messrs. Larry Yung Chi Kin, Peter Lee Chung Hing, Vernon Francis Moore, Liu Jifu, Willie Chang and Norman Ho Hau Chong shall retire by rotation in the Annual General Meeting and, all being eligible, shall offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

4. PROPOSAL FOR ADOPTION OF CITIC 1616 SHARE OPTION PLAN

The Directors propose to put the CITIC 1616 Share Option Plan to Shareholders for approval at the Annual General Meeting.

As CITIC 1616 is a subsidiary of CITIC Pacific, the CITIC 1616 Share Option Plan constitutes a share option scheme governed by Chapter 17 of the Listing Rules and the adoption of the CITIC 1616 Share Option Plan is subject to the approval of the Shareholders in accordance with Rule 17.01(4) of the Listing Rules.

Implementation of the CITIC 1616 Share Option Plan is also subject to the Stock Exchange's approval for the listing and permission to deal in CITIC 1616 Shares to be issued pursuant to the exercise of options granted under the CITIC 1616 Share Option Plan and the approval of the shareholders of CITIC 1616 at its general meeting.

A circular relating to the adoption of the CITIC 1616 Share Option Plan will be despatched by CITIC 1616 to its shareholders. As at the Latest Practicable Date, CITIC Pacific is interested in 941,692,000 shares in CITIC 1616, representing 50.1% of the issued share capital of CITIC 1616. An ordinary resolution will therefore be proposed at the Annual General Meeting for approving the CITIC 1616 Share Option Plan.

A summary of the principal terms of the CITIC 1616 Share Option Plan is set out in Appendix III to this circular. This serves as a summary of the terms of the CITIC 1616 Share Option Plan but does not constitute the full terms of the same. The full terms of the CITIC 1616 Share Option Plan may be inspected at the registered office of CITIC Pacific at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong from the date of this circular up to and including the date of the Annual General Meeting and at the Annual General Meeting.

The terms of the CITIC 1616 Share Option Plan provide that where any of the provisions of the CITIC 1616 Share Option Plan requires CITIC 1616 to seek the approval of its shareholders or independent non-executive directors, corresponding approval must also be obtained from the Shareholders or independent non-executive directors of CITIC Pacific as required by Rule 17.01(4) of the Listing Rules.

The Directors believe that CITIC 1616 Share Option Plan can provide incentive to the employees of CITIC 1616 to increase their efforts in achieving success in CITIC 1616's business. CITIC Pacific, being the controlling shareholder of CITIC 1616, is expected to benefit from the long term success of CITIC 1616.

5. ANNUAL GENERAL MEETING

The Notice is set out in Appendix IV to this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the general mandates to issue Shares and to repurchase Shares, the re-election of Directors and the adoption of CITIC 1616 Share Option Plan.

Pursuant to Article 75 of the Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published in the local newspapers and on the websites of the Company and the Stock Exchange on the business day following the above meeting.

A proxy form for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not preclude Shareholders from attending and voting at the Annual General Meeting if they so wish.

6. RECOMMENDATION

The Directors believe that the general mandates to issue Shares and to repurchase Shares, the re-election of Directors and the adoption of CITIC 1616 Share Option Plan to be proposed at the Annual General Meeting are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that the Shareholders shall vote in favour of the resolutions in relation to the above proposals to be proposed at the Annual General Meeting.

Yours faithfully,
Larry Yung Chi Kin
Chairman

This is an explanatory statement and memorandum of the terms of the proposed repurchases given to the Shareholders relating to a resolution to approve the Company repurchasing its own Shares ("Buyback Mandate") to be proposed at the Annual General Meeting.

This explanatory statement contains the information required under rule 10.06(1)(b) of the Listing Rules. Its purpose is to provide Shareholders with all the information reasonably necessary for them to make an informed decision as to whether or not to vote in favour of the resolution approving the Buyback Mandate and it also forms the memorandum of the terms of the proposed repurchases given under Section 49BA(3)(b) of the Companies Ordinance.

i. SHARE CAPITAL

As at 11 April 2007, the Latest Practicable Date, the issued share capital of the Company was 2,203,003,160 Shares.

Subject to the passing of the resolution approving the Buyback Mandate and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 220,300,316 Shares, representing 10% of the issued share capital of the Company.

ii. SHAREHOLDER APPROVAL/TRADING RESTRICTIONS

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction.

iii. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from Shareholders to enable the Directors to repurchase the Shares of the Company on the market.

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per share.

iv. FUNDING OF REPURCHASES

Repurchases must be funded out of the funds legally available for the purpose in accordance with the Company's constitutive documents, including memorandum and articles of association, and Hong Kong laws, being profits available for distribution and the proceeds of a fresh issue of shares made for the purpose of the repurchases. It is envisaged that the funds required for any repurchase would be derived from profits available for distribution.

The Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31 December 2006) in the event that the Buyback Mandate was exercised in full.

v. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the 12 months preceding the Latest Practicable Date, from 1 April 2006 to 31 March 2007, were as follows:

		Shares	
		Highest $	*Lowest $*
2006	April	28.70	23.60
	May	27.65	21.95
	June	23.80	21.30
	July	23.75	21.90
	August	25.10	22.15
	September	25.60	23.35
	October	24.80	23.30
	November	26.90	23.30
	December	27.45	25.05
2007	January	29.50	26.65
	February	28.35	25.85
	March	29.15	24.15

vi. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention if the Buyback Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at 11 April 2007, the Latest Practicable Date, CITIC Hong Kong (Holdings) Limited ("CITIC HK") together with its directors as parties acting in concert held approximately 49.6% of the issued share capital of the Company. In the event of full exercise of the Buyback Mandate and the maintenance by CITIC HK and its concert parties of their present shareholding, the percentage of the issued share capital of the Company held by CITIC HK and parties acting in concert would increase by more than 5.5%. An obligation to make a general offer to Shareholders under Rules 26 and 32 of the Takeover Code may accordingly arise. The Directors have no present intention to exercise the Buyback Mandate to such an extent as would result in such takeover obligation arising. CITIC HK is a wholly owned subsidiary of CITIC Group and thus both CITIC HK and CITIC Group are substantial shareholders of the Company. Save as disclosed, the Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as a result of a repurchase of Shares.

There have been no repurchases of any securities of the Company made in the previous six months (whether on the Stock Exchange or otherwise).

The Listing Rules prohibit the Company from knowingly repurchasing Shares of the Company on the Stock Exchange from a "connected person" (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her Shares to the Company.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

The following Directors are subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. The interests in the securities of the Company of the retiring Directors are provided in the section "Directors' Report" in the 2006 Annual Report and the 2006 Summary Financial Report. The emoluments of the retiring Directors are set out in Note 11 to the accounts contained in the 2006 Annual Report and Note 3 to the summary financial statements contained in the 2006 Summary Financial Report. In general, the emoluments paid to the Directors are determined with reference to the market terms and their duties and responsibilities within the Group. In relation to the re-election of the following Directors, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

* **Larry Yung Chi Kin**, aged 65, the Chairman since 1990, is the Vice Chairman and Managing Director of CITIC Hong Kong (Holdings) Limited ("CITIC HK") and an Executive Director of CITIC Group. He also holds directorship in certain subsidiaries of CITIC HK. Mr. Yung worked for 14 years with the Ministry of Electric Power in the People's Republic of China before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987. CITIC HK is a wholly owned subsidiary of CITIC Group, a substantial shareholder of the Company. Mr. Yung is the father of Mr. Carl Yung Ming Jie who is a Deputy Managing Director of the Company and Miss Frances Yung Ming Fong who is the director of Group Finance of the Company. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Peter Lee Chung Hing**, aged 53, is a Deputy Managing Director of the Company. Mr. Lee is the Chairman of Jiangyin Xingcheng Special Steel and Hubei Xin Yegang Co., Ltd., the Vice Chairman of CITIC Guoan Co., Ltd. and Air China Cargo Co., Ltd. and a director of Daye Special Steel Co., Ltd., CITIC 1616 Holdings Limited, CP Mining Management Pty Limited ("CP Mining") and other Group companies concerned with trading businesses. He also holds directorship in certain subsidiaries of CITIC HK. Before joining CITIC HK in 1988, Mr. Lee was with major banking and shipping groups in Hong Kong. He joined the Company in 1990. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Vernon Francis Moore**, aged 60, a Director since 1990 and Deputy Managing Director until 2005, is a director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hong Kong Air Cargo Terminals Limited, CP Mining, the Chairman of New Hong Kong Tunnel Company Limited and Western Harbour Tunnel Company Limited, the Deputy Chairman of CITIC Capital Holdings Limited and the representative of the Company on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L. He is also an Executive Director of CITIC HK and holds directorship in certain of its subsidiaries. Mr. Moore joined CITIC HK in 1987 after holding senior management positions with a number of financial institutions. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Liu Jifu**, aged 63, a Director since 2001, is a director of CITIC HK and CITIC International Financial Holdings Limited. Before joining CITIC HK in 2000, Mr. Liu worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. Formerly, he was an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINGHE Import & Export Co., Ltd. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Δ+ **Willie Chang, aged 63, a Director since 1987, is the sole proprietor of Willie Chang & Co., Solicitors, with over 37 years' experience in legal practice, including as a partner of Johnson, Stokes and Master. He has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Δ# **Norman Ho Hau Chong**, aged 51, a Director since 1994, is an Executive Director of Honorway Investments Limited and Tak Hung (Holding) Company Limited, and a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company, Limited, Shun Tak Holdings Limited, Starlight International Holdings Limited, Taifook Securities Group Limited, New World Mobile Holdings Limited and Macau Prime Properties Holdings Limited. He is the brother of Mr. Hamilton Ho Hau Hay who is a director of the Company. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

** **Chang Zhenming**, aged 50, a Director with effect from 21 August 2006, is the Vice Chairman and President of CITIC Group and the Vice Chairman of CITIC International Financial Holdings Limited. From March 2000 to June 2005, Mr. Chang was also an executive director of CITIC Pacific. Mr. Chang has over 20 years' broad range of experience in banking, finance and securities business. He was formerly the Vice Chairman and President of China Construction Bank Corporation and a director of Plus Holdings Limited. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

*	*Executive Director*
**	*Non-Executive Director*
#	*Independent Non-Executive Director*
+	*Member of the Audit Committee*
Δ	*Member of the Remuneration Committee*

The following is a summary of the principal terms of CITIC 1616 Share Option Plan. In this Appendix, the following expressions have the following meanings:

"Articles of Association"	the articles of association of the Company as amended from time to time
"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors of the Company or a duly authorised committee thereof
"CITIC 1616" or the "Company"	CITIC 1616 Holdings Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange and currently the holding company of the Company
"connected person(s)"	has the meaning ascribed to it in the Listing Rules
"control"	the power to exercise a controlling influence over the management of a company and any person who is entitled, either directly or through one or more controlled companies, to exercise or control the exercise of 30 per cent. (or such lower amount as may from time to time be specified in the Codes on Takeovers and Mergers approved by the Securities and Futures Commission (as amended from time to time) as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the company or who is or are in a position to control the composition of a majority of the board of directors of the company shall be deemed to control such company and "is controlled by" and "controlling" shall have the corresponding meanings
"Directors"	directors of CITIC 1616
"Employee"	any person employed by the Company or any subsidiary and any person who is an officer or director (whether executive or non-executive) of the Company or any subsidiary

"Grantee"	any Employee who accepts an offer of the grant of an Option in accordance with the terms of the Share Option Plan or (where the context so requires) the legal personal representatives of such Employee. A Grantee shall not cease to be an Employee in case of (a) any leave of absence approved by the Company or the relevant subsidiary; or (b) transfer of employment between the Company and any subsidiary or any successor
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"holding company"	has the same meaning as in section 2 of the Companies Ordinance
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Initial Mandate Limit"	has the meaning set out in sub-paragraph (t)(ii) of the Appendix
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time
"Main Board"	the main board of the Stock Exchange
"Mandate Limit"	the Initial Mandate Limit or the Refreshed Mandate Limit (as the case may be)
"Option(s)"	an option to subscribe for a Share granted pursuant to the Share Option Plan
"Refreshed Mandate Limit"	has the meaning set out in sub-paragraph (t)(iii) of the Appendix
"Share Option Plan"	the share option plan to be approved and conditionally adopted by the Company, the principal terms of which are summarised in this Appendix
"Shareholders"	holder(s) of Shares in the Company

"Shares"	share(s) of HK$0.1 each in the share capital of CITIC 1616, or, if there has been a sub-division, consolidation, re-classification or re-construction of the share capital of the Company, shares forming part of the ordinary share capital of the Company of such other nominal amount as shall result from any such sub-division, consolidation, re-classification or re-construction
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it in the Companies Ordinance (Cap.32 of the Laws of Hong Kong)
"substantial shareholders"	has the meaning ascribed thereto in the Listing Rules

(a) Purpose

The purpose of the Share Option Plan is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to the Employee and to promote the long term financial success of the Company by aligning the interests of Grantees to shareholders.

(b) Who may join

On and subject to the terms of the Share Option Plan and the requirements of the Listing Rules, the Board may offer to grant an Option to any Employee as the Board may in its absolute discretion select.

(c) Approval of the shareholders or independent non-executive directors of CITIC Pacific

Insofar and for so long as (i) the Listing Rules so require; (ii) CITIC Pacific is the holding company of the Company; and (iii) the shares of CITIC Pacific are listed on the Stock Exchange, any provision in the Share Option Plan requiring the approval of the Shareholders or independent non-executive directors (as the case may be) of the Company shall be construed as also requiring the approval of the shareholders or independent non-executive directors (as the case may be) of CITIC Pacific. Where such provisions require the Company to issue a circular to its Shareholders prior to seeking their approval, CITIC Pacific shall also issue a circular to its shareholders prior to seeking their approval.

(d) Administration

The Share Option Plan shall be subject to the administration of the Board. The Board's administrative powers include the authority, in its discretion:–

(i) to select Employees to whom Options may be granted under the Share Option Plan;

(ii) to determine, subject to the requirements of the Listing Rules and the law, the time of the grant of Options;

(iii) to determine the number of Options;

(iv) to approve forms of option agreements;

(v) to determine the terms and conditions, not inconsistent with the terms of the Share Option Plan and provided that such terms and conditions do not relax any limits imposed by the Listing Rules, of any Option based in each case on such factors as the Board, in its sole discretion, shall determine to be stated in the letter controlling the offer of the grant of the Option. Such terms and conditions may include, but are not limited to:

   (i) conditions, restrictions or limitations relating to the achievement of operating or financial targets;

   (ii) satisfactory performance by the Grantee;

   (iii) the time or period when the right to exercise the Option in respect of all or some of the Shares the subject of the Option will vest; and/or

   (iv) that the Shares to be allotted and issued upon exercise of the Option may only be sold after the Company has been given 24 hours' previous written notice.

   Without prejudice to the quality of the foregoing and subject to paragraph (g), the Board may grant Options in respect of which the subscription price is fixed at different prices for certain periods during the option period provided that the subscription price shall not be less than that determined in accordance with paragraph (g).

(vi) to construe and interpret the terms of the Share Option Plan and Options granted pursuant to the Share Option Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Share Option Plan, including rules and regulations relating to sub-schemes established for the purpose of qualifying for preferred treatment under foreign laws and for benefits intended solely for any particular type of Employees provided that administration of any such sub-schemes shall follow the requirements of the Listing Rules (including Chapter 17 of the Listing Rules);

(viii) subject to paragraph (x) to vary the terms and conditions of any option agreement (provided that such variation is not inconsistent with the terms of the Listing Rules and the Share Option Plan).

(e) Grant of Option

On and subject to the terms of the Share Option Plan and the requirements of the Listing Rules (in particular as to grant of options to directors, chief executives and substantial shareholders of the Company or their respective associates), the Board shall be entitled at any time within 10 years commencing on the date of adoption of the Share Option Plan to make an offer for the grant of an Option to any Employee as the Board may in its absolute discretion select.

(f) Payment on acceptance of Option offer

An offer shall remain open for acceptance by the Employee concerned for a period of 28 days from the date of the offer (or such longer period as the Board may specify in writing). HK$1.00 is payable by the Grantee to the Company on acceptance of the offer of the Option. If such remittance is not made upon acceptance, acceptance of an offer shall create a promise by the relevant Grantee to pay to the Company HK$1.00 on demand.

(g) Subscription price

The subscription price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option but the subscription price shall not be less than whichever is the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a Share.

(h) Option period

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant Option.

(i) Rights are personal to grantee

An Option shall be personal to the Grantee and shall not be assignable or transferable.

(j) Rights attaching to Shares allotted

The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment.

(k) Rights on retirement, death or total permanent physical or mental disability

In the event of the Grantee ceasing to be an Employee by reason of his death; retirement under normal retirement conditions then prevailing in the Company; or total permanent physical or mental disablement, his Option will immediately vest and he or his legal personal representatives (as the case may be) shall be entitled to exercise the Option (to the extent not already exercised) up to the end of the option period, following which the Option shall lapse.

(l) Termination for being guilty of serious misconduct etc.

If a Grantee ceases to be an Employee for reason of being guilty of serious misconduct, or having committed any act of bankruptcy or having become insolvent or having made any arrangements or composition with his creditors generally, or having been convicted of any criminal offence involving his integrity or honesty, the Option shall immediately lapse.

(m) Rights on termination other than for retirement, death, permanent disability or misconduct

If a Grantee ceases to be an Employee other than for reasons provided under paragraphs (k) or (l) (and including resignation for any reason), the Grantee may exercise his option (to the extent already vested as at the date of cessation of employment and not already exercised) within 3 months of such cessation, following which the Option shall lapse.

(n) Rights on termination due to separate listing or sale

If the Board considers that a Grantee has ceased to be an Employee due to the sale, or separate listing, of the company he is serving, or if the Company is merged, reorganised or consolidated with another entity (and sub-paragraph (iv) below does not apply), the Board may at its sole discretion

(i) arrange for substitute options or share purchase rights of no less than equivalent fair value, in the purchasing, surviving or newly-listed company;

(ii) provide cash compensation equivalent to their fair value;

(iii) waive any conditions as to vesting; or

(iv) permit the continuation of the Option according to its original terms.

If the Board does not permit the continuation of the Option in accordance with its original terms or make any of the arrangements specified in (i) to (iv) above, the Option shall lapse.

(o) Right on general offer

If a general offer (whether by way of takeover offer or scheme of arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional (or, in the case of a scheme of arrangement, or other similar transaction, becomes or is declared effective), the Option will immediately vest and the Grantee shall be entitled to exercise the Option (to the extent not already exercised) at any time within one month (or for such longer period as the Board may determine as may be necessary to permit the Grantee to participate in the offer on a similar basis with the holder of Shares) after the date on which the offer becomes or is declared unconditional or such longer period as the Board may determine following which the Option shall lapse.

(p) Rights on compromise or arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company(ies), the Company shall give notice to the Grantee on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representatives) may until the expiry of the period commencing with such date and ending with the earlier of the date 2 calendar months thereafter or the date on which such compromise or arrangement is sanctioned by the court exercise any of his Options (to the extent not already exercised) whether in full or in part, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. The Company may require the Grantee to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

If the Option is not exercised within the time specified, the Option shall lapse.

(q) Rights on voluntary winding-up of the Company

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees (together with a notice of the existence of the provisions of the Share Option Plan relating to this paragraph (q)) and thereupon, each Grantee (or his or her personal representatives) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid.

If the Option is not exercised within the time specified, the Option shall lapse.

(r) Lapse of Option

Subject to the discretion of the Board to extend the option period as referred to in paragraphs (d), (k), (m), (n) and (v) and without prejudice to the authority of the Board to provide for additional situations where an Option shall lapse in any option agreement, an Option shall lapse and not be exercisable (to the extent not already exercised) on the earliest of (i) the expiry of the option period; (ii) the expiry of any of the periods referred to in paragraphs (k), (l), (m), (n), (o), (p) and (q); and (iii) the date on which the Board certifies that there has been a breach of paragraph (i).

(s) Cancellation of Option

Options granted but not exercised or lapsed in accordance with the terms of the Share Option Plan may be cancelled by the Company. Where the Company cancels Options and offers to issues new ones to the same Grantee, the issue of such new Options may only be made under the Share Option Plan with available unissued Options (excluding the cancelled Options) within the limits set out in paragraph (t) below.

(t) Maximum number of Shares available under the Share Option Plan

(i) Overriding Limit

The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Plan and any other schemes must not exceed 10% of the Shares in issue from time to time. No options may be granted under any schemes of the Company if this will result in the limit being exceeded.

(ii) Mandate Limit

In addition to the limit set out in sub-paragraph (t)(i) above and prior to the approval of a refreshed mandate limit as referred to in sub-paragraph (t)(iii) below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Plan and any other schemes of the Company must not in aggregate exceed 10% of the Shares in issue as at the date of adoption of the Share Option Plan, being 188,000,000 Shares ("Initial Mandate Limit"). Options lapsed in accordance with the terms of the Share Option Plan or any other schemes will not be counted for the purpose of calculating the 10% limit.

(iii) Refreshing of Mandate Limit

The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under all of the schemes of the Company under the limit as refreshed ("Refreshed Mandate Limit") must not exceed 10% of the Shares in issue as at the date of approval of the limit. Options previously granted under the schemes (including those outstanding, cancelled, lapsed in accordance with the schemes of the Company or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

(iv) Limit for each Grantee

The total number of Shares issued and to be issued upon exercise of Options (whether exercised or outstanding) in any 12-month period granted to each Grantee must not exceed 1% of the Shares in issue. Where any further grant of Options to a Grantee would result in the Shares issued and to be issued upon exercise of all options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the Shares in issue, such further grant shall be subject to separate approval by the Shareholders of the Company in general meeting with the relevant Grantee and his associates abstaining from voting. The date of the offer (which is made subject to such approvals set out in this sub-paragraph) in respect of such grant should be taken as the date of grant for such grants.

(u) Effects of reorganisation of capital structure

In the event of any alteration in the capital structure of the Company whilst any Option may become remains exercisable, whether by way of capitalisation of profits or reserves (other than pursuant to a scrip dividend scheme), rights issue, consolidation, subdivision, reduction or similar reorganisation of the share capital of the Company, such corresponding alterations (if any) shall be made to the number or nominal amount of Shares subject to the Option so far as unexercised; and/or the subscription price; and/or

the method of exercise of the Option; and/or the maximum number of Shares referred to in paragraph (t) above, as the auditors shall certify in writing to the Board either generally or as regards any particular Grantee to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that: (i) any such alterations shall be made on the basis that the aggregate subscription price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) it was before such event; (ii) no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such alterations shall be made the effect of which would be to increase the proportion of the issued share capital of the Company for which any Grantee is entitled to subscribe pursuant to the Options held by him.

For the avoidance of doubt only, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

(v) Alteration to the Plan

The Share Option Plan may be altered in any respect by resolution of the Board except that the provisions of the Share Option Plan relating to matters contained in Rule 17.03 of the Listing Rules (including the provisions under paragraphs (e), (g), (i), (j), (r), (s), (t), (u), (v) and (x)) shall not be altered to the advantage of Grantees or prospective Grantees except with the prior sanction of a resolution of the Company in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Grantees as would be required of the Shareholders under the Articles of Association for the time being of the Company for a variation of the rights attached to the Shares. Any alterations to the terms and conditions of the Share Option Plan, which are of a material nature and any change to the terms of the Options granted, shall be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the Share Option Plan. The amended terms of the Share Option Plan shall comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Board in relation to any alteration to the terms of the Share Option Plan shall be approved by the Shareholders. Subject to the Listing Rules and the terms of the Share Option Plan the Board may, at any time and in its absolute discretion, remove, waive or vary the conditions, restrictions or limitations imposed in an option agreement on compassionate or any other grounds.

(w) Termination of Share Option Plan

The Company by resolution in general meeting or the Board may at any time terminate the operation of the Share Option Plan and in such event no further Options will be offered after the Share Option Plan is terminated but in all other respects the provisions of the Share Option Plan shall remain in full force and effect. All Options granted prior to such termination and not then exercised shall remain valid.

(x) Offers made to a director, chief executive or employee who is also substantial shareholder of the Company or any of their respective associates

Subject to sub-paragraph (t)(iv) above, but only insofar as and for so long as the Listing Rules require, where any offer of an option is proposed to be made to an Employee who is a director, chief executive or substantial shareholder of the Company or any of their respective associates, such offer must first be approved by the independent non-executive directors of the Company. As regards grant to an employee (who may be a director or chief executive of the Company) who is also a substantial shareholder or an independent non-executive director of the Company, please refer to the note below.

For the avoidance of doubt, a substantial shareholder who is not an Employee is not eligible under the Share Option Plan for Options.

Note: Insofar and for so long as the Listing Rules so require, no Option may be granted to any substantial shareholder or an independent non-executive director of the Company, or any of their respective associates or any person whose associate is a substantial shareholder or an independent non-executive director of the Company, which would result in the Shares issued and to be issued upon exercise of all Options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Share Option Plan and any other scheme(s) of the Company in the 12-month period up to and including the date of the offer (which is made subject to such approvals set out in this sub-paragraph) in respect of such further grant:

(a) representing in aggregate over 0.1% of the issued share capital of the Company in issue; and

(b) having an aggregate value, based on the closing price of the Shares at the date of the offer (which is made subject to such approvals set out in this sub-paragraph) in respect of such further grant, in excess of HK$5,000,000

unless such further grant is approved by the Shareholders in general meeting. In such general meeting, the grant of Options to the substantial shareholder or independent non-executive director of the Company or any of their respective associates or any person whose associate is a substantial shareholder or an independent non-executive director of the Company shall, for so long and insofar as the Listing Rules so require, be approved by the Shareholders by way of poll with all connected persons (which has the meaning as set out in the Listing Rules) of the Company abstaining from voting, except that any connected person may vote against such resolution provided that he has informed the Company of his intention to do so and such intention has been stated in the relevant circular to shareholders (which circular shall contain all details and information as required under the Listing Rules). For so long and insofar as the Listing Rules so require, any variation in the terms of Option granted to a Grantee who is a substantial shareholder or an independent non-executive director of the Company, or any of their associates, must be approved by the Shareholders in general meeting with all connected persons of the Company interested in the relevant Option abstaining from voting.

(y) Conditions of Share Option Plan

The Share Option Plan is conditional on (a) the passing of an ordinary resolution at the annual general meeting of CITIC Pacific to be held on 16 May 2007 (or at other general meetings of CITIC Pacific held for the purpose of approving the Share Option Plan) to approve the Share Option Plan, and (b) the Stock Exchange granting approval of the listing of and permission to deal in the Shares falling to be issued pursuant to the exercise of any Option. If such conditions are not satisfied within 6 months after the date of adoption of the Share Option Plan by the Company the Share Option Plan shall forthwith determine.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 16 May 2007 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2006.

2. To declare a final dividend and a special dividend for the year ended 31 December 2006.

3. To re-elect retiring Directors.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. To consider as Special Business the following resolution as an Ordinary Resolution:

   "**THAT**:

   A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

   B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

7. To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the passing of Resolutions (5) and (6) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (6) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (5)."

8. To consider as Special Business and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the CITIC 1616 Share Option Plan referred to in the circular despatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof, be approved and adopted and that the Directors of the Company be authorised to take such steps as may be necessary or desirable in connection with the Company's approval of the CITIC 1616 Share Option Plan."

By Order of the Board
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 17 April 2007

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Thursday, 10 May 2007 to Wednesday, 16 May 2007, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Concerning item 3 above, Mr. Chang Zhenming is a Director appointed by the Board since last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall then be eligible for re-election pursuant to Article 95 of the Articles of Association of the Company. Messrs. Larry Yung Chi Kin, Peter Lee Chung Hing, Vernon Francis Moore, Liu Jifu, Willie Chang and Norman Ho Hau Chong shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election. Details of the above Directors are set out in Appendix II to this circular.

(v) Concerning item 5 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(vii) Concerning item 7 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

(viii) Concerning item 8 above, the approval is being sought from members to adopt the CITIC 1616 Share Option Plan.

此乃重要通函　請即處理

閣下如對本通函任何內容或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函及隨附代表委任表格交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：267)

發行股份及購回股份之一般授權、
重選董事、
建議採納中信1616集團有限公司
之購股權計劃
及
股東週年大會通告

中信泰富有限公司謹訂於二零零七年五月十六日星期三上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，大會通告載於本通函第22至25頁。

無論　閣下能否出席股東週年大會，務請儘快按照隨附代表委任表格所印列之指示填妥表格，並在任何情況下須於股東週年大會舉行時間48小時前交回中信泰富有限公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓。填妥及交回代表委任表格後，閣下仍可親身出席股東週年大會，並於會上投票。

二零零七年四月十七日

目　錄

頁次

釋 義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零七年五月十六日星期三上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之股東週年大會，大會通告載於本通函附錄四，或如文義所准許，為其任何續會
「中信1616」	指	中信1616集團有限公司，一家於香港註冊成立之公司，其股份於聯交所主板上市（股份代號：1883）
「中信1616購股權計劃」	指	中信泰富將予批准以及中信1616將予批准及採納之購股權計劃，其主要條款概述於本通函附錄三
「中信泰富」或「本公司」	指	中信泰富有限公司
「公司條例」	指	香港法例第32章公司條例
「董事／董事會」	指	本公司董事／董事會
「港幣」	指	港幣元
「最後可行日期」	指	二零零七年四月十一日，即本通函付印前就確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「通告」	指	召開股東週年大會之通告
「股份」	指	本公司股本中每股面值港幣0.40元之股份
「股東」	指	本公司股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具香港法例第32章公司條例所賦予之涵義

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

董事:
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
榮明杰*(副董事總經理)*
張立憲*(副董事總經理)*
莫偉龍*(執行董事)*
李士林*(執行董事)*
劉基輔*(執行董事)*
周志賢*(執行董事)*
羅銘韜*(執行董事)*
王安德*(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
常振明*
彼得•克萊特#

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

* 　*非執行董事*
** 　*獨立非執行董事*
\# 　*德馬雷的替任董事*

敬啟者:

發行股份及購回股份之一般授權、
重選董事、
建議採納中信1616購股權計劃
及
股東週年大會通告

1. 緒言

本通函旨在向 閣下提供通告及有關於股東週年大會上建議(i)授出發行股份及購回股份之一般授權;(ii)重選退任董事;及(iii)採納中信1616購股權計劃之資料。

2. 發行股份及購回股份之一般授權

在本公司於二零零六年五月十二日舉行之股東週年大會上以普通決議案通過，授予董事一般授權可(i)配發、發行及處理之額外股份，不得超過本公司於二零零六年五月十二日之已發行股本總面額20%，並擴大配發股份之一般授權，將購回之證券加於20%之一般授權；及(ii)於聯交所購買或以其他方式收購之本公司股份，不得超過本公司於二零零六年五月十二日之已發行股本總面額10%。

授出一般授權旨在讓董事於有需要時發行額外股份及購回股份。董事會現時無意行使發行本公司股份及購回本公司股份之一般授權。

根據公司條例及上市規則之條款，該等一般授權將於本公司於二零零七年五月十六日舉行之應屆股東週年大會結束時失效，惟於該大會獲重續則除外。為符合現行公司守則，本公司將提呈決議案以重續該等授權，而上市規則所規定有關購回決議案之說明函件及備忘錄載於本通函附錄一。

3. 重選董事

根據本公司之組織章程細則第95條，常振明先生於上屆股東週年大會後獲董事會委任為董事，彼之任期僅至即將舉行之股東週年大會為止，並符合資格膺選連任。根據本公司之組織章程細則第104(A)條，榮智健先生、李松興先生、莫偉龍先生、劉基輔先生、張偉立先生及何厚鏘先生均須於股東週年大會上輪值退任，而彼等均符合資格並願意膺選連任。有關建議在股東週年大會膺選連任之董事詳情載於本通函附錄二。

4. 建議採納中信1616購股權計劃

董事會建議於股東週年大會上提呈中信1616購股權計劃予股東批准。

由於中信1616為中信泰富之附屬公司，中信1616購股權計劃構成上市規則第17章所規管之購股權計劃，而根據上市規則第17.01(4)條，採納中信1616購股權計劃須獲得股東批准。

中信1616購股權計劃亦須待聯交所批准根據中信1616購股權計劃所授出購股權獲行使後須予發行之中信1616股份上市及買賣，以及中信1616股東於其股東大會批准後，方可實行。

中信1616將就採納中信1616購股權計劃向其股東寄發通函。於最後可行日期，中信泰富持有941,692,000股中信1616股份之權益，相當於中信1616已發行股本50.1%。因此，本公司將於股東週年大會上提呈一項普通決議案，以批准中信1616購股權計劃。

中信1616購股權計劃之主要條款概要載於本通函附錄三。此乃中信1616購股權計劃條款之概要，並非其全部條款。中信1616購股權計劃詳盡條款自本通函日期起至股東週年大會日期（包括該日）止期間可於中信泰富註冊辦事處（地址為香港中環添美道一號中信大廈三十二樓）及股東週年大會上查閱。

中信1616購股權計劃條款規定，倘中信1616購股權計劃任何條文要求中信1616就該等事宜徵求其股東或獨立非執行董事批准，按照上市規則第17.01(4)條之規定，該等事宜亦須獲得中信泰富股東或獨立非執行董事批准。

董事相信，中信1616購股權計劃可提供獎勵予中信1616之僱員，推動彼等為中信1616業務成功發展付出更多努力。中信泰富作為中信1616之控股股東，預期可受惠於中信1616之長遠成就。

5. 股東週年大會

通告載於本通函附錄四。於股東週年大會上，本公司將提呈決議案，以批准（其中包括）發行股份及購回股份之一般授權、重選董事及採納中信1616購股權計劃。

根據本公司之組織章程細則第75條，於任何股東大會提呈表決之決議案應以舉手方式表決，除非下列人士在宣佈舉手表決結果之前或當時，或撤銷任何其他按股數投票表決要求時，要求以按股數投票方式表決：

(i) 股東大會主席；或

(ii) 最少三名親自出席之股東或當時有權於會上投票之委任代表；或

(iii) 任何親自出席或委派代表出席之一名或以上股東，且擁有不少於所有有權於會上投票之所有股東之投票權總額十分之一；或

(iv) 親自或委派代表出席之一名或以上股東，其於本公司持有獲賦予權利於會上投票之已繳足股款不少於獲賦予該項權利之所有已繳足股份總值十分之一。

按股數投票方式表決之結果將於緊隨上述大會結束後之營業日刊載於本地報章、本公司及聯交所網站。

隨函附奉股東週年大會適用之代表委任表格。無論 閣下能否出席股東週年大會，務請儘快按照隨附代表委任表格所印列之指示填妥表格，並在任何情況下須於大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓。填妥及交回代表委任表格後，股東仍可依願親身出席股東週年大會，並於會上投票。

6. 推薦意見

董事會相信，於股東週年大會上建議之發行股份及購回股份之一般授權、重選董事及採納中信1616購股權計劃乃符合本公司及股東最佳利益。因此，董事會建議股東於股東週年大會上投票贊成上述建議之決議案。

此致

列位股東 台照

主席
榮智健
謹啟

二零零七年四月十七日

此乃關於一項將於股東週年大會上提呈批准本公司購回其本身股份(「購回授權」)之決議案而向股東發出之購回建議條款之說明函件及備忘錄。

本說明函件載有上市規則第10.06(1)(b)條所要求之資料。本說明函件旨在向股東提供一切合理必須之資料,以便彼等就是否投票贊成批准購回授權之決議案作出知情決定,同時亦構成根據公司條例第49BA(3)(b)條提出購回建議條款之備忘錄。

i.　股本

於二零零七年四月十一日(最後可行日期),本公司之已發行股本為2,203,003,160股股份。

倘批准購回授權之決議案獲得通過,同時在股東週年大會前不再發行或購回股份,則本公司根據購回授權將獲准購回最多220,300,316股股份,相當於本公司已發行股本10%。

ii.　股東批准/買賣限制

上市規則規定,於聯交所作第一上市之公司購回證券之一切建議必須事先以普通決議案(以一般授權或特別批准一項指定交易之方式)批准。

iii.　購回之理由

董事會認為,向股東徵求一般授權,使董事會可於市場購回本公司之股份,乃符合本公司及股東之最佳利益。

購回股份只在董事會認為該項購回有利於本公司及其股東之情況下方會進行。該等購回可(視乎當時之市況及資金安排)導致每股資產淨值及/或盈利及/或股息增加。

iv.　提供購回所需之資金

購回所需之資金必須根據本公司之成立文件,當中包括組織章程大綱及細則,以及香港法例從合法作此用途之款項中撥出,即為可供分派之溢利及就購回而新發行股份所得款項。預期任何購回所需之資金均來自可供分派之溢利。

倘行使購回授權對本公司之營運資金需求或董事會不時認為適合本公司之資本負債水平構成重大不利影響，董事會在此情況下不擬行使購回授權。然而，倘購回授權獲全面行使，則可能對本公司之營運資金或資本負債狀況（與二零零六年十二月三十一日經審核財務報告所披露之狀況比較）構成不利影響。

v. 股價

股份由二零零六年四月一日至二零零七年三月三十一日止之最後可行日期前十二個月內每個月份在聯交所買賣之最高及最低價如下：

		股份	
		最高	*最低*
		港幣元	*港幣元*
二零零六年	四月	28.70	23.60
	五月	27.65	21.95
	六月	23.80	21.30
	七月	23.75	21.90
	八月	25.10	22.15
	九月	25.60	23.35
	十月	24.80	23.30
	十一月	26.90	23.30
	十二月	27.45	25.05
二零零七年	一月	29.50	26.65
	二月	28.35	25.85
	三月	29.15	24.15

vi. 一般事項

各董事或（經作出一切合理查詢後就彼等所深知）彼等之聯繫人士現時無意（倘購回授權獲行使）向本公司或其附屬公司出售任何股份。

董事已向聯交所作出承諾，彼等將根據上市規則及香港法例，按照購回授權行使本公司之權力購回股份。

倘購回股份導致股東於本公司擁有之投票權比例增加，就香港公司收購、合併及股份購回守則（「收購守則」）而言，此增加將被視為一項收購。因此，一名股東或一群一致行動之股東（視乎股東權益增加之水平）可取得或合併對本公司之控制，並根據收購守則第26條須提出強制性收購建議。於二零零七年四月十一日（最後可行日期），中信（香港集團）有限公司（「中信香港」）連同其董事（作為與中信香港一致行動人士）合共持有本公司已發行股本約49.6%。倘全面行使購回授權，及中信香港與其一致行動人士之現有股權維持不變，則中信香港與其一致行動之人士所持之股份佔本公司已發行股本之比率將增加超過5.5%，因此可能須根據收購守則第26及32條向股東提出全面收購建議。董事會現無意行使該購回授權至產生上述收購責任之程度。中信香港為中國中信集團公司之全資附屬公司，故中信香港及中國中信集團公司均為本公司之主要股東。除上文披露者外，董事並不知悉任何股東或一群一致行動之股東將因購回股份而須提出強制性收購建議。

過去六個月，本公司概無購回其任何證券（不論在聯交所或以其他途徑）。

上市規則禁止本公司故意在聯交所向「關連人士」（定義見上市規則）購回本公司之股份，而關連人士亦禁止故意向本公司出售其股份。

概無本公司之關連人士（定義見上市規則）已知會本公司，表示彼等現時有意在本公司獲授權購回股份之情況下，向本公司出售股份或承諾不出售股份。

下列董事將根據本公司之組織章程細則輪值退任及膺選連任。退任董事於本公司證券之權益載於二零零六年年報及二零零六年財務摘要報告內「董事會報告」一節。退任董事之酬金載於二零零六年年報內之賬目附註11及二零零六年財務摘要報告內之財務摘要報表附註3。一般而言，付予董事之酬金乃參照市場趨勢及彼等於本集團之職務及職責釐定。就下列董事膺選連任而言，並無根據上市規則第13.51(2)(h)至(v)條任何規定須予披露之資料，亦無其他事宜須知會股東。

***榮智健**，現年六十五歲，自一九九零年起擔任主席，為中信（香港集團）有限公司（「中信香港」）之副主席兼董事總經理，亦為中國中信集團公司之常務董事，同時擔任中信香港若干附屬公司之董事。彼於一九七八年來港前，在中華人民共和國電力部工作十四年。彼於一九八七年中信香港成立前，已具有豐富之管理經驗。中信香港為中國中信集團公司之全資附屬公司，而中國中信集團公司為本公司主要股東。榮先生為本公司副董事總經理榮明杰先生及本公司集團財務部董事榮明方小姐之父。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

***李松興**，現年五十三歲，為本公司副董事總經理，亦為江陰興澄特鋼及湖北新冶鋼有限公司之董事長以及中信國安有限公司及中國國際貨運航空有限公司之副董事長，同時為大冶特殊鋼股份有限公司、中信1616集團有限公司、中信泰富礦業管理有限公司（「中信泰富礦業」）及本集團其他有關貿易業務之公司董事。李先生亦擔任中信香港若干附屬公司之董事。於一九八八年加入中信香港前，李先生曾任職於香港之主要銀行及航運集團。彼於一九九零年加盟本公司。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

***莫偉龍**，現年六十歲，自一九九零年起成為董事，並於二零零五年前擔任副董事總經理，彼為國泰航空有限公司、中電控股有限公司、香港空運貨站有限公司及中信泰富礦業之董事，亦為新香港隧道有限公司及香港西區隧道有限公司之主席，並為中信資本控股有限公司之副主席，同時為本公司於澳門電訊有限公司董事會之代表。莫先生亦為中信香港之執行董事，並出任其若干附屬公司之董事。莫先生於一九八七年加入中信香港前，曾於多間財務機構擔任高級管理職位。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

***劉基輔**，現年六十三歲，自二零零一年起成為董事，為中信香港及中信國際金融控股有限公司之董事。於二零零零年加入中信香港前，劉先生曾在中國社會科學院財貿經濟研究所工作五年，在此之前，彼曾任中國光大集團總公司常務董事以及中國光大旅游總公司及中國平和進出口有限公司之董事長。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

△+張偉立**，現年六十三歲，自一九八七年起成為董事，為張偉立律師行之獨資經營者，執業超過三十七年，包括曾為孖士打律師行合夥人。彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

△#**何厚鏘**，現年五十一歲，自一九九四年起成為董事，為恒威投資有限公司及德雄（集團）有限公司之執行董事，亦為香港小輪（集團）有限公司、利興發展有限公司、美麗華酒店企業有限公司、信德集團有限公司、升岡國際有限公司、大福證券集團有限公司、新世界移動控股有限公司及澳門祥泰地產集團有限公司之董事。彼為本公司董事何厚浠先生之弟。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

****常振明**，現年五十歲，自二零零六年八月二十一日起成為董事，為中國中信集團公司副董事長兼總經理以及中信國際金融控股有限公司副董事長。於二零零零年三月至二零零五年六月期間，常先生亦曾擔任中信泰富執行董事。常先生擁有超過二十年之廣泛銀行、金融及證券業經驗。常先生曾為中國建設銀行股份有限公司副董事長及行長以及普納集團有限公司董事。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

*　*執行董事*
**　*非執行董事*
#　*獨立非執行董事*
+　*審核委員會成員*
△　*薪酬委員會成員*

以下為中信1616購股權計劃主要條款之概要。於本附錄內，下列詞彙具有以下涵義：

「章程細則」	指	本公司經不時修訂之組織章程細則
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司董事會或其正式授權委員會
「中信1616」或「本公司」	指	中信1616集團有限公司，一家於香港註冊成立之公司，其股份於聯交所主板上市
「中信泰富」	指	中信泰富有限公司，一家於香港註冊成立之公司，其股份於聯交所主板上市，現為本公司之控股公司
「關連人士」	指	具有上市規則所賦予之涵義
「控制權」	指	對一家公司之管理行使控制性影響力之權力，而任何有權直接或透過一家或以上受控公司於公司股東大會行使或控制行使30%（或證券及期貨事務監察委員會所批准經不時修訂之公司收購及合併守則可能不時訂明之較低金額，即觸發強制全面收購建議之水平）或以上表決權，或具有可委任公司董事會大部分成員之人士，將被視作可控制該公司，「受控制」及「控制」將具有相應涵義
「董事」	指	中信1616之董事
「僱員」	指	本公司或任何附屬公司僱用之任何人士及屬本公司或任何附屬公司高級職員或執行或非執行董事

「獲授人」	指	任何按照購股權計劃條款接納建議授出購股權之僱員，或倘文義有所規定，則該名僱員之法定遺產代理人。倘(a)本公司或相關附屬公司批准休假；或(b)於本公司與任何附屬公司或任何後續公司之間調任，獲授人之僱員身份不會終止
「港幣」	指	香港法定貨幣港幣
「控股公司」	指	具有公司條例第2節之相同涵義
「香港」	指	中華人民共和國香港特別行政區
「初步授權限額」	指	具有附錄(t)(ii)分段所載涵義
「上市規則」	指	聯交所證券上市規則(經不時修訂、補充或另作修改)
「主板」	指	聯交所主板
「授權限額」	指	初步授權限額或更新授權限額(視適用情況而定)
「購股權」	指	根據購股權計劃所授出可認購股份之購股權
「更新授權限額」	指	具有附錄(t)(iii)分段所載涵義
「購股權計劃」	指	本公司將予批准及有條件採納之購股權計劃，其主要條款概述於本附錄
「股東」	指	本公司股份持有人

「股份」	指	中信1616股本中每股面值港幣0.1元之股份，或倘本公司股本出現股份拆細、合併、重新分類或重新組合，則指基於上述股份拆細、合併、重新分類或重新組合所產生組成本公司普通股本一部份之其他面值股份
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有香港法例第32章公司條例所賦予之涵義
「主要股東」	指	具有上市規則所賦予之涵義

(a)　目的

購股權計劃旨在吸引及挽留菁英人才發展本公司業務；為僱員提供額外獎勵；以及藉連繫獲授人及股東之利益，促進本公司長遠業務成功。

(b)　可參與人士

根據及按照購股權計劃條款與上市規則規定，董事會可全權酌情甄選向任何僱員授出購股權。

(c)　中信泰富之股東或獨立非執行董事之批准

根據及只要(i)上市規則有所規定；(ii)中信泰富為本公司控股公司；及(iii)中信泰富之股份於聯交所上市，則購股權計劃內規定須獲股東或本公司獨立非執行董事（視情況而定）批准之任何條文，亦作理解為規定須獲中信泰富股東或獨立非執行董事（視情況而定）批准。倘有關條文規定本公司於尋求其股東批准前向彼等刊發通函，中信泰富亦須於尋求其股東批准前向彼等刊發通函。

(d) 管理

購股權計劃由董事會管理。董事會之管理權包括有權酌情：

(i) 根據購股權計劃甄選可能獲授購股權之僱員；

(ii) 在上市規則及法例規限下，釐定購股權授出時間；

(iii) 釐定購股權數目；

(iv) 批准購股權協議之形式；

(v) 按個別情況基於董事會全權決定之因素釐定任何購股權之條款或條件，惟該等條款及條件須與購股權計劃之條款一致，且不得放寬上市規則所施加的任何限制，董事會全權決定之有關因素將載於控制授出購股權建議之函件。有關條款及條件可能包括，但不限於：

(i) 有關達成營運或財政目標之條件、規限或限制；

(ii) 獲授人之滿意表現；

(iii) 就購股權所涉及的全部或部份股份行使購股權之權利的歸屬時間或期間；及／或

(iv) 購股權獲行使後將予配發及發行之股份須事先24小時向本公司發出書面通知後，方可出售。

在不影響上述情況及在(g)段之規限下，董事會可授出購股權，所涉及認購價於購股權期間內若干期間之定價有所不同，惟認購價不可低於根據(g)段而釐定之價格；

(vi) 解釋及詮釋購股權計劃及根據購股權計劃所授出購股權之條款；

(vii) 訂明、修訂及刪除有關購股權計劃之規則及條例，包括基於根據外國法例可獲優惠待遇及針對特定類別僱員可得優惠而設立之輔助計劃的相關規則及規例，惟任何該等輔助計劃須根據上市規則（包括上市規則第17章）之規定進行管理；

(viii) 在第(x)段之規限下，修改任何購股權協議之條款及條件，惟該修改不得與上市規則及購股權計劃之條款不一致。

(e) 授出購股權

根據及按照購股權計劃條款及上市規則規定（特別是向本公司董事、高級行政人員及主要股東或彼等各自之聯繫人授出購股權），董事會有權在採納購股權計劃之日起計十年內，隨時透過全權酌情甄選向任何僱員建議授出購股權。

(f) 接納購股權建議之付款

購股權建議於建議日期起計二十八日期間（或董事會可書面訂明之較長期間）可供僱員接納。於接納購股權建議時，獲授人須向本公司支付港幣1.00元。倘有關付款並無於接納時作出，接納建議將會構成有關獲授人之承諾，應允於本公司要求時支付港幣1.00元。

(g) 認購價

任何個別購股權之認購價須為董事會於授出有關購股權時全權決定之價格，惟認購價不得低於以下較高者：(i)股份於授出日期在聯交所每日報價表所列收市價；(ii)股份在緊接授出日期前五個營業日在聯交所每日報價表所列平均收市價；及(iii)股份面值。

(h) 購股權期限

根據購股權承購股份之期限，須由董事會在授出購股權時全權酌情釐定，惟該期限不得超過授出有關購股權日期起計十年。

(i) 屬獲授人個人之權利

購股權屬獲授人個人擁有，不得出讓或轉讓。

(j) **配發股份所附權利**

購股權獲行使後所配發之股份須受本公司當時生效之所有章程細則條文所規限，並與配發日期已發行之繳足股份享有同等權利，因此賦予持有人權利享有配發日期或之後派付或作出之所有股息或其他分派，惟於有關記錄日期為配發日期前宣派或建議或議決派付或作出之任何股息或其他分派除外。

(k) **退休、去世或身體或精神永久完全殘障之權利**

倘獲授人因去世；根據本公司現行正常退休情況退休；或身體或精神永久完全殘障而不再為僱員，彼之購股權將即時歸屬，而彼或彼之法定遺產代理人（視情況而定）有權在購股權期限結束前行使尚未行使之購股權，此後購股權將告作廢。

(l) **因嚴重行為失當或其他原因終止受聘**

倘獲授人因嚴重行為失當或進行任何破產行為或無償債能力或與債權人達成任何一般安排或妥協，或觸犯任何涉及誠信問題之刑事罪行而終止成為僱員，有關購股權將即時作廢。

(m) **退休、去世、永久殘障或行為失當以外原因之終止權利**

倘獲授人因(k)或(l)段之外任何其他原因及包括基於任何原因辭任而不再為僱員，獲授人可自彼辭任起計三個月內行使於終止受聘日期已歸屬惟未行使的購股權，此後購股權將告作廢。

(n) **因分拆上市或出售之終止權利**

倘董事會認為獲授人因在職的公司被出售或分拆上市而不再為僱員；或倘本公司與另一間實體進行併購、重組或合併（而下文(iv)分段不適用），董事會可全權酌情

(i) 安排收購、存續或新上市之公司以不少於公平等值的購股權或股份購買權予以替代；

(ii) 提供相當於購股權公平價值的現金賠償；

(iii) 豁免任何歸屬條件；或

(iv) 根據其原來條款，准許購股權維持有效。

倘董事會並無根據購股權原來條款准許購股權維持有效，或作出上述(i)至(iv)項所訂明任何安排，購股權將告作廢。

(o) 全面收購之權利

倘以收購建議或協議安排或以其他類似方式向所有股份持有人（或收購人及／或其控制及／或聯合行動或一致行動之人士以外全部股份持有人）作出全面收購，而該收購成為或宣佈為無條件，或倘為協議安排或其他類似交易之情況下成為或宣佈為有效，購股權將立即歸屬，獲授人有權在收購成為或宣佈為無條件日期後一個月內（或如有需要，董事會可決定較長時間，以允許獲授人可按與股份持有人相同之基準參與收購）隨時行使任何未行使的購股權，此後購股權將告作廢。

(p) 妥協或安排之權利

倘本公司與其股東或債權人就本公司與任何其他公司合併而提出妥協或安排，本公司須於通知其股東或債權人召開會議以考慮該妥協或安排之同日，向獲授人發出通知。據此，獲授人或彼之遺產代理人可於該日期起至其後兩個曆月或法院批准上述妥協或安排日期（以較早者為準）屆滿前，行使任何全部或部分尚未行使購股權，惟行使上述購股權須取決於有關妥協或安排獲得法庭批准及生效。本公司可要求獲授人轉讓或以其他方式處理在該等情況下行使購股權所獲發行之股份，致令獲授人之狀況與根據上述妥協或安排處理股份之情況盡量相同。

倘購股權於指定時間內未獲行使，購股權將告作廢。

(q)　**本公司自動清盤之權利**

倘本公司向股東發出通知召開股東大會，以考慮及酌情批准本公司自動清盤之決議案，則本公司須於發出上述通知予本公司股東之同日或隨即通知所有獲授人（連同載有本(q)段相關購股權計劃條文之通知），而各獲授人或彼之遺產代理人有權在不遲於建議舉行本公司股東大會日期前兩個營業日隨時向本公司發出書面通知，並附上通知所述股份總認購價之全數款項，行使全部或任何尚未行使之購股權，而本公司其後須盡快向獲授人配發入賬列作繳足之有關股份，惟無論如何不得遲於上述建議舉行股東大會之日前一個營業日。

倘購股權於指定時間內未獲行使，購股權將告作廢。

(r)　**購股權作廢**

在不影響董事會按(d)、(k)、(m)、(n)及(v)段所述延長購股權期限之酌情權及董事會於任何購股權協議訂明購股權作廢之其他情況的權力下，購股權於以下較早日期作廢及不得再行使：(i)購股權期限屆滿；(ii)(k)、(l)、(m)、(n)、(o)、(p)及(q)段所述任何期限屆滿；及(iii)董事會證明出現有人違反(i)段事項之日。

(s)　**註銷購股權**

本公司可註銷已授出但未行使或根據購股權計劃條款作廢之購股權。倘本公司註銷購股權及建議向同一名獲授人發行新購股權，新購股權僅可根據購股權計劃中尚可用的未發行之購股權（不包括已註銷購股權），按下文(t)段所載規限發行。

(t)　**購股權計劃項下可用之最多股份數目**

(i)　不可超越限額

根據購股權計劃及任何其他計劃所授出的所有可獲行使及尚未行使之購股權，獲行使後而可發行之最多股份數目，不得超過不時已發行股份的10%。倘會導致超逾限額，則不得根據本公司任何計劃授出購股權。

(ii)　授權限額

除上文(t)(i)分段所載限額外及於下文(t)(iii)分段所述更新授權限額獲批准前，根據購股權計劃及本公司任何其他計劃將授出之所有購股權獲行使後而可發行之股份總數，不得超過於接納購股權計劃日期已發行股份的10%，即188,000,000股股份（「初步授權限額」）。就計算10%上限而言，根據購股權計劃或任何其他計劃條款所作廢之購股權將不會計算在內。

(iii)　更新授權限額

本公司可透過股東普通決議案更新授權限額。然而，按照已更新限額，根據本公司所有計劃將予授出所有購股權獲行使時而可發行之股份總數（「更新授權限額」），不得超過批准上述限額日期已發行股份的10%。就計算更新限額而言，較早前根據計劃授出之購股權（包括根據本公司購股權計劃未行使、已註銷、已作廢或已行使購股權）將不會計算在內。

(iv)　每名獲授人之限額

每名獲授人於任何十二個月期間獲授之購股權（無論已經或尚未行使）予以行使時所發行及將會發行之股份總數，不得超過已發行股份的1%。倘向獲授人進一步授出購股權，會導致截至進一步授出當日十二個月期間向該名人士已經及將會授出之購股權（包括已行使、已註銷及未行使購股權）獲悉數行使而已經及將會發行之股份總數超過已發行股份的1%，則該項進一步授出須待本公司股東於股東大會另行批准，而相關獲授人及彼之聯繫人須放棄表決。有關上述授出購股權之建議日期應當作進行批准授出日期，並須根據本分段所載之批准作出。

(u)　股本結構重組之影響

就任何購股權仍可行使時，倘透過溢利或儲備資本化（根據以股代息計劃進行者除外）、供股、合併、拆細、削減或類似本公司股本重組而導致本公司股本結構有變，則須就迄今未行使之購股權所涉及股份數目或面值；及／或認購價；及／或購股權行使方法；及／或上文(t)段所提述最多股份數目作出相應調整（如有），而核數師須向董事會書面證明彼等認為就整體概況或任何特定獲授人而言屬公平合理之意見，惟毋須有關證明之資

本化發行情況除外，而(i)作出任何有關修訂之基準為獲授人在全面行使任何購股權時應付之總認購價將盡量維持至與未出現有關修訂前者相同，惟不會高於有關金額；(ii)該等修訂不得使股份低於面值發行；及(iii)有關調整不得使任何獲授人根據彼持有之購股權有權認購之本公司已發行股本比例增加。

為免生疑，發行證券作為一項交易代價不得被視為作出任何有關調整之情況。

(v)　修訂計劃

董事會可通過決議案修訂購股權計劃任何內容，惟於本公司股東大會事先通過決議案批准前，購股權計劃有關就上市規則第17.03條（包括(e)、(g)、(i)、(j)、(r)、(s)、(t)、(u)、(v)及(x)段之條文）所述事宜之規定不得作出有利於獲授人或潛在獲授人之修訂。有關修訂亦不得損害在作出修訂前任何已經或同意授出購股權之發行條款，惟取得大多數獲授人同意或批準（猶如根據本公司當時之章程細則就更改股份所附權利所須取得之大多數股東同意或批准）除外。除根據購股權計劃現有條款自動生效之修訂外，購股權計劃條款及條件之任何重大修訂及已授出購股權條款之任何變動均須經股東批准。購股權計劃之經修訂條款須符合上市規則第17章之有關規定。凡因修訂購股權計劃條款而使董事會之職權出現任何變動，必須獲得股東批准。在上市規則及購股權計劃條款之規限下，董事會可隨時全權酌情以寬仁或任何其他理由刪除、豁免或更改購股權協議所施加條件、限制或限額。

(w)　終止購股權計劃

本公司可於股東大會通過決議案或由董事會隨時終止運作購股權計劃，而在此情況下將不會於購股權計劃終止後進一步建議授出購股權，惟購股權計劃之所有其他規定則繼續全面生效及具有效力。於購股權計劃終止前已授出之所有當時尚未行使的購股權將繼續有效。

(x) **向同為本公司主要股東之董事、高級行政人員或僱員或彼等各自之任何聯繫人提出購股權建議**

在上文(t)(iv)分段之規限(惟僅以上市規則規定為限)下,倘向身為本公司董事、高級行政人員或主要股東或彼等各自之任何聯繫人提出任何購股權建議,該項建議須首先經本公司獨立非執行董事批准。有關向本身亦為本公司主要股東或獨立非執行董事(該名人士可為本公司董事或高級行政人員)授出購股權之詳情,請參閱以下附註。

為免混淆,按購股權計劃,並非僱員之主要股東不合資格獲授購股權。

附註: 根據及只要上市規則有所規定,不得向本公司任何主要股東或獨立非執行董事或彼等各自之任何聯繫人或任何彼之聯繫人為本公司主要股東或獨立非執行董事之人士進一步授出購股權,若該些購股權將導致於截至建議授出(須根據本分段所載批准作出)日期止十二個月期間因行使根據購股權計劃及本公司任何其他計劃已經或將會授予該名人士之所有購股權(包括已行使、已註銷及未行使之購股權)而已經及將會發行之股份數目:

(a) 合共超過本公司已發行股本之0.1%;及

(b) 按進一步授出購股權之建議(須根據本分段所載批准作出)日期股份收市價計算,總值超過港幣5,000,000元

除非股東於股東大會批准進一步授出購股權則作別論。於股東大會上,根據及只要上市規則有所規定,向本公司主要股東或獨立非執行董事或彼等各自之任何聯繫人或任何彼之聯繫人為本公司主要股東或獨立非執行董事之人士授出購股權,必須由股東以按股數投票方式表決批准,而本公司全體關連人士(具有上市規則所載涵義)須放棄表決,惟任何關連人士可於知會本公司彼有意表決反對有關決議案後,表決反對有關決議案,而上述意向已載列於致股東之相關通函(有關通函須載列上市規則所規定一切詳情及資料)。根據及只要上市規則有所規定,倘修訂向身為本公司主要股東或獨立非執行董事之獲授人或彼等任何聯繫人之獲授人授出購股權之條款,須由股東於股東大會批准,而本公司所有擁有相關購股權權益之關連人士須放棄表決。

(y) **購股權計劃之條件**

購股權計劃須待(a)中信泰富將於二零零七年五月十六日舉行之股東週年大會或就批准購股權計劃舉行之其他股東大會,通過普通決議案以批准購股權計劃;及(b)聯交所批准根據任何購股權獲行使後須予發行之股份上市及買賣後,方可作實。倘上述條件未能於本公司採納購股權計劃日期起計六個月內達成,購股權計劃須即時終止。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

茲通告本公司謹訂於二零零七年五月十六日星期三上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會,藉以處理下列事項:

1. 省覽截至二零零六年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。

2. 宣派截至二零零六年十二月三十一日止年度之末期股息及特別股息。

3. 重選退任董事。

4. 再續委聘核數師,並授權董事會釐定其酬金。

5. 作為特別事項考慮下列決議案為普通決議案:

「**動議**:

A. 在(C)段之規限下,無條件授權本公司董事會於有關期間行使本公司一切權力,以配發、發行及處理本公司之額外股份及訂立或批出將須或可能須行使該等權力之售股建議、協議及購股權;

B. (A)段所述之授權將授權本公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權;

C. 本公司董事會依據(A)段之授權配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式所配發者與否)之股本面值總額(惟根據(i)配售新股;或(ii)當時採納之任何購股權計劃或類似安排,向本公司及/或其任何附屬公司之高級職員及/或僱員授出或發行股份或收購本公司股份之權力;或(iii)根據本公司發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使認購權或換股權;或(iv)任何按照本公司不時之組織章程細則配發股份以代替本公司股份之全部或部分股息而設之以股代息或類似安排而配發者除外)不得超過本公司在本決議案當日已發行股本總面額的百分之二十,上述之授權因而須受此限;

D. 就本決議案而言:

「有關期間」指由本決議案獲通過之時起至下列任何一項較早日期之期間:

i. 本公司下屆股東週年大會結束時;或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日;或

iii. 本決議案所述之授權經股東在股東大會上通過普通決議案撤銷或修訂之日。

「配售新股」指本公司董事會於指定期間內,向於指定記錄日期名列股東名冊內之本公司股份持有人按彼等當時所持股份比例提呈發售股份之建議(惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限)。」

6. 作為特別事項考慮下列決議案為普通決議案:

「**動議**:

A. 無條件授權本公司董事會根據一切適用的法例和香港聯合交易所有限公司證券上市規則的規定,於有關期間行使本公司所有權力,購買或以其他方式收購本公司之股份,但所購買或以其他方式收購之股份總面額,不得超過本公司在本決議案當日已發行股本總面額的百分之十;

B. 就本決議案而言:

「有關期間」指由本決議案獲通過之時起至下列任何之一項較早日期之期間:

i. 本公司下屆股東週年大會結束時;或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日;或

iii. 本決議案所述之授權經股東在股東大會上通過普通決議案撤銷或修訂之日。」

7. 作為特別事項考慮下列決議案為普通決議案:

「**動議**倘召開本大會通告第(5)及(6)項決議案獲得通過,則本公司根據第(6)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(5)項決議案可增發股份總面額內。」

8. 作為特別事項考慮並酌情通過下列決議案為普通決議案：

「動議批准及採納與本通告同日寄發予股東之通函所述中信1616購股權計劃（其條款載於刊發文件，註有「A」字樣之文件副本已提呈大會，並由大會主席簽署以資識別），並授權本公司董事就本公司批准中信1616購股權計劃採取必需或適當之措施。」

承董事會命
公司秘書
陳翠嫦

香港，二零零七年四月十七日

註冊辦事處：
香港中環
添美道一號
中信大廈三十二樓

附註：

(i) 本公司將於二零零七年五月十日（星期四）至二零零七年五月十六日（星期三）（首尾兩天包括在內）之期間內暫停辦理股份過戶登記手續。

(ii) 有權出席上述大會並於會上投票之股東均有權委任一名代表代其出席並於以按股數投票方式表決時代其投票。受委代表毋須為本公司股東。

(iii) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決（視情況而定）之舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

(iv) 關於上文第3項，常振明先生於上屆股東週年大會後獲董事會委任為董事，彼之任期僅至即將舉行之股東週年大會為止，並根據本公司之組織章程細則第95條符合資格膺選連任。榮智健先生、李松興先生、莫偉龍先生、劉基輔先生、張偉立先生及何厚鏘先生須根據本公司之組織章程細則第104(A)條於股東週年大會上輪值告退，而彼等均符合資格並願意膺選連任。有關上述董事之詳細資料載於本通函附錄二。

(v) 關於上文第5項，本公司現正尋求股東授予一般授權，以便根據公司條例第57B條及上市規則之規定配發股份，賦予董事會靈活性及酌情權，在適當之情況下發行最多佔本公司已發行股本20%之本公司任何股份。董事會謹此表明，彼等暫無計劃發行本公司之股份。

(vi) 關於上文第6項，本公司現正尋求股東授予一般授權以賦予董事會靈活性及酌情權，確保在購回本公司任何股份乃屬適當之情況下購回最高達本公司已發行股本10%之股份。

(vii) 關於上文第7項，本公司現正尋求股東批准擴大配發股份之一般授權，將購回之證券加於20%之一般授權。

(viii) 關於上文第8項，本公司現正尋求股東批准採納中信1616購股權計劃。

CITIC Pacific Ltd

Form of Proxy for Annual General Meeting

I/We,[1] ______________________________

____

of ______________________________

____

being the registered holder(s) of ____________ shares[2] of HK$0.40 each in the capital of CITIC Pacific Ltd (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or[3] ______________________________

____

of ______________________________

____

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 16 May 2007 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.[4]

Resolutions

ORDINARY BUSINESS	FOR	AGAINST
1 To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2006	☐	☐
2 To declare a final dividend and a special dividend for the year ended 31 December 2006	☐	☐
3 To re-elect the following retiring Directors:		
a) Larry Yung Chi Kin	☐	☐
b) Peter Lee Chung Hing	☐	☐
c) Vernon Francis Moore	☐	☐
d) Liu Jifu	☐	☐
e) Willie Chang	☐	☐
f) Norman Ho Hau Chong	☐	☐
g) Chang Zhenming	☐	☐
4 To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration	☐	☐
SPECIAL BUSINESS		
5 To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution	☐	☐
6 To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution	☐	☐
7 To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (6) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (5)	☐	☐
8 To adopt CITIC 1616 Holdings Limited Share Option Plan	☐	☐

Dated this ____________ day of ____________ 2007

Signed ______________________________

Notes

1. *Full name(s) and address(es) to be inserted in* BLOCK CAPITALS.
2. *Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*
3. *If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided.* ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". *Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.*
5. *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.*
6. *In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.*
7. *To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting.*
8. *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*
9. *Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.*

中信泰富有限公司

股東週年大會之代表委任表格

本人/吾等 *(註一)* ____________________

地址為 ____________________

____

為中信泰富有限公司（「本公司」）之股本中每股面值港幣0.40元之股份__________股 *(註二)* 之登記持有人，**茲委任大會主席**，或 *(註三)* ____________________

地址為 ____________________

____

為本人/吾等之代表，代表本人/吾等出席本公司於二零零七年五月十六日（星期三）上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之本公司股東週年大會(及其任何續會)，藉以考慮並酌情通過召開上述大會之通告所載之決議案，及在該大會(及其任何續會)上就下列決議案以本人/吾等之名義代表本人/吾等如下所示投票 *(註四)*。

決議案

普通事項	**贊成**	**反對**
1 採納截至二零零六年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。	☐	☐
2 宣派截至二零零六年十二月三十一日止年度之末期股息及特別股息。	☐	☐
3 重選下列退任董事：		
a) 榮智健先生	☐	☐
b) 李松興先生	☐	☐
c) 莫偉龍先生	☐	☐
d) 劉基輔先生	☐	☐
e) 張偉立先生	☐	☐
f) 何厚鏘先生	☐	☐
g) 常振明先生	☐	☐
4 再續委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其酬金。	☐	☐
特別事項		
5 授予董事會一般授權以發行及處理不超過本公司在本決議案之日已發行股本20%之額外股份。	☐	☐
6 授予董事會一般授權以購買或以其他方式收購不超過本公司在本決議案之日已發行股本10%之本公司股份。	☐	☐
7 本公司根據第(6)項決議案所購買或以其他方式收購的股份總面額，將加入根據第(5)項決議案之一般授權可增發股份的總面額內。	☐	☐
8 採納中信1616集團有限公司之購股權計劃。	☐	☐

日期：二零零七年 ________ 月 ________ 日

簽署 ____________________

附註

1 *請用正楷填寫全名及地址。*

2 *請填上以 閣下名義登記之股份數目。倘並無填上數目，則本表格將被視為代表所有以 閣下名義登記之本公司股份。*

3 *如擬委派大會主席以外之人士為代表，請將「大會主席，或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。***代表委任表格之每項更改，均須由簽署人簡簽示可。**

4 **重要提示：閣下如欲投票贊成決議案，請在「贊成」欄內加「✓」號。閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。***若無作出任何指示，則受委代表可自行酌情投票。閣下之代表亦將有權就大會通告所載以外惟於會上依循適當途徑提呈大會之決議案，自行酌情投票。*

5 *本表格必須由 閣下或 閣下之正式書面授權之人士親筆簽署，倘為公司，則表格必須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。*

6 *聯名持有人方面，如排名首位之持有人已投票，不論其為親自或委派代表投票，其他聯名持有人概不得投票。排名先後將根據本公司股東名冊內有關聯名持有人之排名次序而定。*

7 *本表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，方為有效。*

8 *代表毋須為本公司股東，惟必須親自出席會議以代表 閣下。*

9 *閣下填妥及交回代表委任表格後，仍可親自出席股東週年大會並於會上投票。*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

17 April 2007

Dear Shareholders,

INSTRUCTIONS IN RELATION TO ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF FUTURE CORPORATE COMMUNICATION

The Company offers its shareholders the choice to receive:-

(i) a summary financial report of the Company ("Summary Financial Report") in place of the complete annual report and accounts of the Company ("Full Financial Report"). The Summary Financial Report contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived; and/or

(ii) Corporate Communication in printed form, either in English language or Chinese language only, or in both English language and Chinese language; and/or

(iii) Corporate Communication by electronic means through the Company's website.

"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:-

(a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;

(b) the interim report and, where applicable, summary interim report;

(c) a notice of meeting;

(d) a listing document;

(e) a circular; and

(f) a proxy form.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

ACTION TO BE TAKEN

To make your election, you may send a notice of intent to the Company in the form of the enclosed instruction slip indicating whether you wish and agree to select one of the various options given to you in the instruction slip. Please tick the appropriate box and sign and return the instruction slip, in the envelope provided, to the Company's share registrar, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your instruction slip. Otherwise, please affix an appropriate stamp.

If we receive your instruction slip by 31 May 2007, your instructions will apply to all Corporate Communication to be sent to shareholders on or after 1 June 2007 until you inform the Company otherwise.

However, if we do not receive your instruction slip by 31 May 2007 and until you inform the Company otherwise in accordance with the applicable legislation and regulation, we will only send to you: (a) a printed Chinese version of all future Corporate Communication (including a Summary Financial Report in place of the Full Financial Report) if your address as shown in the Register of Members of the Company is in Hong Kong and you have a Chinese name; or (b) a printed English version of all future Corporate Communication (including a Summary Financial Report in place of the Full Financial Report) if your address as shown in the Register of Members of the Company is overseas, or if you are a corporate shareholder, or if you do not have a Chinese name, PROVIDED THAT if we have previously received instructions from you that you have chosen to rely on the versions of Summary Financial Reports/Full Financial Reports and interim reports of the Company posted on the Company's website instead of being sent a printed copy of such documents, such instructions will continue to apply and the foregoing arrangements as set out in (a) and (b) will only apply to the Corporate Communication other than Summary Financial Reports/Full Financial Reports and interim reports of the Company.

You have the right at any time by reasonable notice in writing to the Company's share registrar to change the choice of language and means of receipt of the Corporate Communication, and as to whether you wish to receive the Summary Financial Report or the Full Financial Report.

Please note that both the English and the Chinese versions of future Corporate Communication will be available (a) from the Company or its share registrar on request; and (b) on the Company's website at www.citicpacific.com.

If you have any queries relating to this letter, please call our hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

將予採取之行動

閣下作出選擇時，可以隨附指示回條通知本公司，表明　閣下之意願是否有意及同意選定指示回條所提供的多項選擇中的其中一項。請於適當空格內填上「✓」號，簽署並以所提供之信封，將指示回條寄回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。倘　閣下之登記地址屬於香港境內，隨附信封之郵資已預付，　閣下於寄回指示回條時毋須貼上郵票；否則，請貼上適當的郵票。

倘本公司於二零零七年五月三十一日或之前收到　閣下之指示回條，　閣下之指示將適用於所有將於二零零七年六月一日或之後向股東寄發之公司通訊，直至　閣下另行通知本公司為止。

然而，倘本公司於二零零七年五月三十一日或之前未收到　閣下之指示回條，及根據適用法例及規則直至　閣下另行通知本公司為止，本公司僅會：(a)倘　閣下於本公司股東名冊內所登記的地址屬於香港境內，及　閣下具有中文姓名，則日後向　閣下寄發所有公司通訊中文版本之印刷本，包括財務摘要報告以代替詳細財務報告；或(b)倘　閣下於本公司股東名冊內所登記的地址屬於海外地方，或倘　閣下屬公司股東，或倘　閣下並無具有中文姓名，則日後向　閣下寄發所有公司通訊英文版本之印刷本，包括財務摘要報告以代替詳細財務報告。然而，倘本公司過往曾收到　閣下指示，表示　閣下選擇倚賴於本公司網站登載之本公司財務摘要報告／詳細財務報告及中期報告版本，而不選擇收取該等文件之印刷本，該等指示將繼續適用，而上文(a)及(b)項所載安排將僅適用於本公司財務摘要報告／詳細財務報告及中期報告以外之公司通訊。

閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式，以及選擇收取財務摘要報告或詳細財務報告。

敬請垂注，日後公司通訊之中英文版本將(a)由本公司或其股份過戶登記處應要求寄發；及(b)登載於本公司網站www.citicpacific.com。

倘　閣下對本函件有任何疑問，請致電查詢熱線(852)2980 1333。

此致

列位股東　台照

代表
中信泰富有限公司
公司秘書
陳翠媚
謹啟

二零零七年四月十七日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啟者：

有關選擇收取日後公司通訊語言版本及方式之指示

本公司謹向其股東提供收取下列文件之選擇：

(i) 本公司財務摘要報告（「財務摘要報告」），以代替本公司詳細年度報告及賬目（「詳細財務報告」）。財務摘要報告載有本集團資產負債表及損益表所載列之一切資料及詳情，以及詳細財務報告之主要資料。財務摘要報告僅載有摘錄自詳細財務報告之資料及詳情摘要；及／或

(ii) 僅以英文或中文，或中英文雙語印刷本形式之公司通訊；及／或

(iii) 透過本公司網站以電子形式之公司通訊。

「公司通訊」指任何已經或將會由本公司刊發，以供 閣下參考或採取行動之任何文件，包括但不限於：

(a) 董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；

(b) 中期報告及（如適用）中期摘要報告；

(c) 會議通告；

(d) 上市文件；

(e) 通函；及

(f) 代表委任表格。

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓

電話：2820 2111 圖文傳真：2877 2771 電子郵件：contact@citicpacific.com 網址：www.citicpacific.com

ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATION INSTRUCTION SLIP

To: CITIC Pacific Limited
c/o Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Please tick only one box of this instruction slip.

1. Printed Version

(a) ☐ I/We would like to receive the printed **English** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(b) ☐ I/We would like to receive the printed **Chinese** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(c) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(d) ☐ I/We would like to receive the printed **English** version only of the Full Financial Reports and other Corporate Communication; OR

(e) ☐ I/We would like to receive the printed **Chinese** version only of the Full Financial Reports and other Corporate Communication; OR

(f) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Full Financial Reports and other Corporate Communication; OR

2. Website Version

(g) ☐ I/We would like to rely on the Corporate Communication posted on the Company's website in lieu of printed versions and to receive email notification to my/our email address at ______________________________ *(Note 5)* of the publication of the Corporate Communication on the Company's website.

Please note that:

1. *"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–*

   (a) *the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;*
   (b) *the interim report and, where applicable, summary interim report;*
   (c) *a notice of meeting;*
   (d) *a listing document;*
   (e) *a circular; and*
   (f) *a proxy form.*

   "Full Financial Report" means complete annual report and accounts of the Company.

   "Summary Financial Report" contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived.

2. *The above instruction will apply to all Corporate Communication to be sent to our shareholders until you inform us otherwise.*

3. *Both the English and the Chinese versions of all Corporate Communication will be available from the Company or its share registrar on request.*

4. *If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction slip in order to be valid.*

5. *If you do not provide your email address, you will NOT be notified as and when the Corporate Communication is published on the Company's website.*

6. *You have the right at any time by reasonable notice in writing to the Company's share registrar to change the choice of language and means of receipt of the Corporate Communication.*

7. *If you choose to rely on the version of the Corporate Communication posted on the Company's website in lieu of the printed versions, and for any reason you have difficulty in receiving or gaining access to the same, you will promptly upon request be sent the Corporate Communication in printed form free of charge.*

8. *If you have any queries relating to this form, please call our hotline at (852) 2980 1333.*

Name: ______________________ Signature: ______________________

Contact telephone number: ______________________ Date: ______________________

Folio number: ______________________

敬請垂注：

1. 「公司通訊」指任何已經或將會由本公司刊發，以供 閣下參考或採取行動之任何文件，包括但不限於：

   (a) 董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；
   (b) 中期報告及（如適用）中期摘要報告；
   (c) 會議通告；
   (d) 上市文件；
   (e) 通函；及
   (f) 代表委任表格。

   「詳細財務報告」指本公司詳細年度報告及賬目。

   「財務摘要報告」載有本集團資產負債表及損益表所載列之一切資料及詳情，以及詳細財務報告之主要資料。財務摘要報告僅載有摘錄自詳細財務報告之資料及詳情摘要。

2. 上述指示將適用於將向股東寄發之所有公司通訊，直至 閣下另行通知本公司為止。

3. 本公司或其股份過戶登記處將應要求提供所有公司通訊之中英文版本。

4. 倘 閣下之股份屬聯名持有，所有聯名持有人或於股東名冊內排名首位之聯名持有人須簽署本指示回條方告有效。

5. 倘 閣下並無提供 閣下之電郵地址， 閣下將不會於本公司網站登載公司通訊時獲發通知。

6. 閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式。

7. 倘 閣下選擇依賴於本公司網站登載之公司通訊版本以代替印刷本，而基於任何理由 閣下在收取或瀏覽有關公司通訊時遇到困難，則本公司將應要求即時向 閣下免費寄發有關公司通訊之印刷本。

8. 倘 閣下對本回條有任何疑問，請致電查詢熱線(852)2980 1333。

姓名：______________________　　簽署：______________________

聯絡電話號碼：______________________　　日期：______________________

股東編號：______________________

選擇收取公司通訊之語言版本及方式
指示回條

致： 中信泰富有限公司
經登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

請僅於本指示回條其中一個空格內填上「✓」號。

1. **印刷版本**

(a) ☐ 本人／吾等僅欲收取**英文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(b) ☐ 本人／吾等僅欲收取**中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(c) ☐ 本人／吾等欲收取**英文及中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(d) ☐ 本人／吾等僅欲收取**英文**版本之詳細財務報告及其他公司通訊印刷本；或

(e) ☐ 本人／吾等僅欲收取**中文**版本之詳細財務報告及其他公司通訊印刷本；或

(f) ☐ 本人／吾等欲收取**英文及中文**版本之詳細財務報告及其他公司通訊印刷本；或

2. **網站版本**

(g) ☐ 本人／吾等欲依賴於 貴公司網站登載之公司通訊，以代替印刷本，並以本人／吾等之電郵地址 ______________________ *(附註5)* 收取有關 貴公司於網站登載公司通訊所發出之電郵通知。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

17 April 2007

Dear Shareholders,

CITIC PACIFIC LIMITED
2006 ANNUAL REPORT/2006 SUMMARY FINANCIAL REPORT

We are pleased to enclose the 2006 Annual Report/ 2006 Summary Financial Report. Each of the 2006 Annual Report and 2006 Summary Financial Report has been prepared in English and Chinese.

Please note that both the English and the Chinese versions of the above document(s) are also available on the Company's website at http://www.citicpacific.com.

If you have chosen to rely on the version of the above document(s) posted on the Company's website in lieu of the printed copies and for any reason you have difficulty in receiving or gaining access to the same or wishes to receive a printed copy; or if you have received the above document(s) in either English or Chinese only and would like to receive a printed copy in the other language or in both languages, please complete Part A of the enclosed request slip and send it to the Company's share registrar, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, using the postage prepaid envelope provided.

You have the right at any time by reasonable notice in writing to the Company's share registrar to change the choice of language and means of receipt of the Corporate Communication# and as to whether you wish to receive the summary financial report or the complete annual report and accounts. If you would like to change the choice of language and means of receipt of future Corporate Communication and as to whether you wish to receive the summary financial report or the complete annual report and accounts in the future, please complete Part B of the enclosed request slip and send it to the Company's share registrar using the postage prepaid envelope provided.

"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:-

(a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;

(b) the interim report and, where applicable, summary interim report;

(c) a notice of meeting;

(d) a listing document;

(e) a circular; and

(f) a proxy form.

If you have any queries relating to this letter, please call our hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啟者：

中信泰富有限公司
二零零六年年報／二零零六年財務摘要報告

吾等欣然隨函附奉二零零六年年報／二零零六年財務摘要報告。二零零六年年報及二零零六年財務摘要報告分別以中英文編製。

務請注意，上述文件之中英文版本亦登載於本公司網站http://www.citicpacific.com。

倘 閣下選擇倚賴於本公司網站登載之上述文件版本以代替印刷本，而基於任何理由 閣下在收取或瀏覽有關文件時遇到困難或如欲收取印刷本；或倘 閣下已收取上述文件之英文或中文版本而欲收取另一種語言或兩種語言之印刷本，請填妥隨附申請回條甲部，並使用所提供之已付郵資信封，寄回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊*之語言版本及方式，以及選擇收取財務摘要報告或詳細年度報告及賬目。 閣下如欲更改選擇日後收取公司通訊之語言版本及方式，以及選擇收取財務摘要報告或詳細年度報告及賬目，請填妥隨附申請回條乙部，並使用所提供之已付郵資信封，寄回本公司之股份過戶登記處。

* 「公司通訊」指任何已經或將會由本公司刊發，以供 閣下參考或採取行動之任何文件，包括但不限於：

(a) 董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；

(b) 中期報告及（如適用）中期摘要報告；

(c) 會議通告；

(d) 上市文件；

(e) 通函；及

(f) 代表委任表格。

倘 閣下對本函件有任何疑問，請致電查詢熱線(852)2980 1333。

此致

列位股東 台照

代表
中信泰富有限公司
公司秘書
陳翠嫦
謹啟

二零零七年四月十七日

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓

電話：2820 2111 圖文傳真：2877 2771 電子郵件：contact@citicpacific.com 網址：www.citicpacific.com

CHANGE OF ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATION REQUEST SLIP

To: CITIC Pacific Limited
c/o Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Part A — To receive printed version of the 2006 Annual Report and/or 2006 Summary Financial Report:

Please tick only one box.

(a) ☐ I/We have already received the Chinese version of the 2006 Annual Report but I would now like to receive an English version; OR

(b) ☐ I/We have already received the English version of the 2006 Annual Report but I would now like to receive a Chinese version; OR

(c) ☐ I/We have already received the Chinese version of the 2006 Summary Financial Report but I would now like to receive an English version; OR

(d) ☐ I/We have already received the English version of the 2006 Summary Financial Report but I would now like to receive a Chinese version; OR

(e) ☐ I/We have chosen to rely on the 2006 Annual Report/ 2006 Summary Financial Report posted on the Company's website but would like to receive a printed copy of the 2006 Annual Report in English / Chinese / both English and Chinese*; OR

(f) ☐ I/We have chosen to rely on the 2006 Annual Report/ 2006 Summary Financial Report posted on the Company's website but would like to receive a printed copy of the 2006 Summary Financial Report in English / Chinese / both English and Chinese*.

** Please delete whichever is inappropriate*

Part B — To change the election of language and means of receipt of future Corporate Communication

Please tick only one box.

(a) ☐ I/We would like to receive the printed **English** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(b) ☐ I/We would like to receive the printed **Chinese** version only of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(c) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Summary Financial Reports (in place of the Full Financial Reports) and other Corporate Communication; OR

(d) ☐ I/We would like to receive the printed **English** version only of the Full Financial Reports and other Corporate Communication; OR

(e) ☐ I/We would like to receive the printed **Chinese** version only of the Full Financial Reports and other Corporate Communication; OR

(f) ☐ I/We would like to receive **both the printed English and the printed Chinese** versions of the Full Financial Reports and other Corporate Communication; OR

(g) ☐ I/We would like to rely on the Corporate Communication posted on the Company's website in lieu of printed versions and to receive email notification to my/our email address at ______________________________ *(Note 5)* of the publication of the Corporate Communication on the Company's website.

Please note that:

1. *"Corporate Communication" includes any document issued or to be issued by the Company for your information or action, including but not limited to:–*

   (a) *the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report;*
   (b) *the interim report and, where applicable, summary interim report;*
   (c) *a notice of meeting;*
   (d) *a listing document;*
   (e) *a circular; and*
   (f) *a proxy form.*

   "Full Financial Report" means complete annual report and accounts of the Company.

   "Summary Financial Report" contains all the information and particulars contained on the face of the balance sheet and profit and loss account of the Company, together with key information from the Full Financial Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Financial Report from which it is derived.

2. *The above instruction will apply to all Corporate Communication to be sent to our shareholders not less than 10 business days after the date hereof until you inform us otherwise.*

3. *Both the English and the Chinese versions of all Corporate Communication will be available from the Company or its share registrar on request.*

4. *If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this request slip in order to be valid.*

5. *If you do not provide your email address, you will NOT be notified as and when the Corporate Communication is published on the Company's website.*

6. *You have the right at any time by reasonable notice in writing to the Company's share registrar to change the choice of language and means of receipt of the Corporate Communication.*

7. *If you choose to rely on the version of the Corporate Communication posted on the Company's website in lieu of the printed versions, and for any reason you have difficulty in receiving or gaining access to the same, you will promptly upon request be sent the Corporate Communication in printed form free of charge.*

8. *If you have any queries relating to this form, please call our hotline at (852) 2980 1333.*

Name: ______________________ Signature: ______________________

Contact telephone number: ______________________ Date: ______________________

Folio number: ______________________

敬請垂注：

1. 「公司通訊」指任何已經或將會由本公司刊發，以供 閣下參考或採取行動之任何文件，包括但不限於：

   (a) 董事會報告、其年度賬目連同核數師報告及（如適用）其財務摘要報告；
   (b) 中期報告及（如適用）中期摘要報告；
   (c) 會議通告；
   (d) 上市文件；
   (e) 通函；及
   (f) 代表委任表格。

   「詳細財務報告」指本公司詳細年度報告及賬目。

   「財務摘要報告」載有本公司資產負債表及損益表所載列之一切資料及詳情，以及詳細財務報告之主要資料。財務摘要報告僅載有摘錄自詳細財務報告之資料及詳情摘要。

2. 上述指示將適用於本公司在不少於申請回條日期後10個營業日致本公司股東之所有公司通訊，直至 閣下另行通知本公司為止。

3. 本公司或其股份過戶登記處將應要求提供所有公司通訊之中英文版本。

4. 倘 閣下之股份屬聯名持有，所有聯名持有人或於股東名冊內排名首位之聯名持有人須簽署本申請回條方告有效。

5. 倘 閣下並無提供 閣下之電郵地址， 閣下將不會於本公司網站登載公司通訊時獲發通知。

6. 閣下有權隨時向本公司之股份過戶登記處發出合理書面通知，更改選擇收取公司通訊之語言版本及方式。

7. 倘 閣下選擇依賴於本公司網站登載之公司通訊版本以代替印刷本，而基於任何理由 閣下在收取或瀏覽有關公司通訊時遇到困難，則本公司將應要求即時向 閣下免費寄發有關公司通訊之印刷本。

8. 倘 閣下對本回條有任何疑問，請致電查詢熱線(852)2980 1333。

姓名：________________ 簽署：________________

聯絡電話號碼：________________ 日期：________________

股東編號：________________

更改選擇收取公司通訊之語言版本及方式
申請回條

致：中信泰富有限公司
經登捷時有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

甲部—收取二零零六年年報及／或二零零六年財務摘要報告之印刷本：

請僅於其中一個空格內填上「✓」號。

(a) ☐ 本人／吾等已收取中文版本之二零零六年年報，但現欲收取英文版本；或

(b) ☐ 本人／吾等已收取英文版本之二零零六年年報，但現欲收取中文版本；或

(c) ☐ 本人／吾等已收取中文版本之二零零六年財務摘要報告，但現欲收取英文版本；或

(d) ☐ 本人／吾等已收取英文版本之二零零六年財務摘要報告，但現欲收取中文版本；或

(e) ☐ 本人／吾等已選擇倚賴於 貴公司網站登載之二零零六年年報／二零零六年財務摘要報告，但欲收取英文／中文／英文及中文*版本之二零零六年年報印刷本；或

(f) ☐ 本人／吾等已選擇倚賴於 貴公司網站登載之二零零六年年報／二零零六年財務摘要報告，但欲收取英文／中文／英文及中文*版本之二零零六年財務摘要報告印刷本。

* *請刪去不適用者*

乙部—更改選擇日後收取公司通訊之語言版本及方式

請僅於其中一個空格內填上「✓」號。

(a) ☐ 本人／吾等僅欲收取**英文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(b) ☐ 本人／吾等僅欲收取**中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(c) ☐ 本人／吾等欲收取**英文及中文**版本之財務摘要報告（以代替詳細財務報告）及其他公司通訊印刷本；或

(d) ☐ 本人／吾等僅欲收取**英文**版本之詳細財務報告及其他公司通訊印刷本；或

(e) ☐ 本人／吾等僅欲收取**中文**版本之詳細財務報告及其他公司通訊印刷本；或

(f) ☐ 本人／吾等欲收取**英文及中文**版本之詳細財務報告及其他公司通訊印刷本；或

(g) ☐ 本人／吾等欲依賴於 貴公司網站登載之公司通訊，以代替印刷本，並以本人／吾等之電郵地址 ________________________________ *(附註5)* 收取有關 貴公司於網站登載公司通訊所發出之電郵通知。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的二〇〇六年年度股東大會決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　证券简称：大冶特钢　　　公告编号：2007-011

大冶特殊钢股份有限公司
二〇〇六年年度股东大会决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

一、重要事项

本次会议召开期间没有增加、否决或变更提案

二、会议召开的情况

1、召开时间：2007 年 4 月 18 日上午 9 时至上午 11：30 时

2、召开地点：公司报告厅

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：蔡星海

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

1、股东（股东代理人）共 8 人，代表股份 272,651,788 股，占公司有表决权总股份的 60.67%。

2、公司董事、监事、高级管理人员，见证律师。

四、提案审议和表决情况

出席本次股东大会的股东及股东委托代理人对会议议案进行了审议，经过逐项表决，通过了如下决议：

1、审议通过了《公司 2006 年度董事会工作报告》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

2、审议通过了《公司 2006 年度监事会工作报告》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

3、审议通过了《公司 2006 年度财务决算报告》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

4、审议通过了《公司 2006 年度利润分配预案》；

经普华永道中天会计师事务所有限公司审计，公司 2006 年度实现净利润 317,659,280 元。根据《公司章程》的规定，提取 10%法定公积金 31,765,928 元，本年度可供股东分配利润 285,893,352 元，加上年初未分配利润 16,880,625 元，本年度累计可供股东分配利润 302,773,977 元。

为了实现新一轮产品结构优化升级和全年的生产经营目标，适应特钢市场发展品种质量的要求，着眼于公司的持续发展，追求更大的经济效益，公司将进一步加大技术改造的力度，计划投入资金 2 亿元。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

5、审议通过了《关于修改公司章程的议案》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

6、审议通过了《关于修改公司股东大会议事规则的议案》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

7、审议通过了《关于修改公司董事会议事规则的议案》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

8、审议通过了《关于修改公司监事会议事规则的议案》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

9、审议通过了《关于续聘会计师事务所和支付 2006 年度会计师事务所审计费用的议案》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

10、审议通过了《关于公司 2007 年度日常关联交易预计的议案》；

由于本议案为关联交易，关联股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司、持有公司股份的关联高管回避了表决，实际参与表决的股东及股东代理人共 5 人，代表股份 11,410,572 股。

表决情况：同意 11,410,572 股，占出席会议有权表决股东所持表决权的 100%；反对、弃权均为 0 股；

11、审议通过了《公司 2007 年银行借贷事项的议案》；

表决情况：同意 272,651,788 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

会议还听取了公司独立董事 2006 年度报告书。

五、律师出具的法律意见

1、律师事务所名称：湖北得伟君尚律师事务所

2、律师姓名：邹明春

3、结论性意见：认为公司本次股东大会的召集、召开程序、大会议案、出席会议人员的资格及大会表决程序符合法律、法规、规章、规则及《公司章程》有关规定，会议通过的决议合法、有效。

六、备查文件

1、大冶特殊钢股份有限公司关于召开二〇〇六年年度股东大会的通知、决议、公告

2、湖北得伟君尚律师事务所关于本次股东大会的法律意见书

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 4 月 18 日

****

完

香港，二零零七年四月十八日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2007 年第一季度報告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2007年第一季度报告

董事长：蔡星海

大冶特殊钢股份有限公司 2007 年第一季度报告

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 没有董事声明对季度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 所有董事均出席本次董事会会议。

1.4 公司本季度财务报告未经审计。

1.5 公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减（%）
总资产	2,972,346,283	2,958,462,131	0.47
所有者权益（或股东权益）	1,399,998,535	1,322,031,965	5.90
每股净资产	3.115	2.942	5.88
	年初至报告期期末		比上年同期增减（%）
经营活动产生的现金流量净额	-25,443,703		-137.58
每股经营活动产生的现金流量净额	-0.057		-137.75
	报告期	年初至报告期期末	本报告期比上年同期增减（%）
净利润	77,966,570	77,966,570	66.28
基本每股收益	0.173	0.173	66.35
稀释每股收益	0.173	0.173	66.35
净资产收益率	5.57	5.57	增加1.02个百分点
扣除非经常性损益后的净资产收益率	5.77	5.77	增加1.29个百分点
非经常性损益项目	年初至报告期期末金额		
资产减值损失	3,088,267		
营业外收入	-237,548		
营业外支出	0		
合计	2,850,719		

2.2 报告期末股东总人数及前十名无限售条件股东持股情况表

股东总数	37,906户	
前10名无限售条件股东持股情况		
股东名称	持有无限售条件股份数量(股)	股份种类
银丰证券投资基金	14,796,183	人民币普通股
全国社保基金一零二组合	10,009,115	人民币普通股
中国建设银行一博时主题行业股票证券投资基金	9,500,000	人民币普通股
全国社保基金一零八组合	7,102,762	人民币普通股

裕阳证券投资基金	2,499,970	人民币普通股
黄石冶钢兴鑫钢渣开发有限责任公司	1,961,255	人民币普通股
中关证券有限责任公司	1,650,000	人民币普通股
中国农业银行－华夏平稳增长混合型证券投资基金	799,970	人民币普通股
刘永建	515,000	人民币普通股
李丽卿	510,000	人民币普通股
上述股东关联关系或一致行动的说明	未知前 10 名无限售条件流通股股东之间是否存在关联关系。	

§3 重要事项

3.1 公司主要会计报表项目、财务指标大幅度变动的情况及原因

√适用 □不适用

1、公司资产负债表中变动幅度较大的项目原因分析：

单位：人民币元

项 目	2007 年 3 月 31 日	2006 年 12 月 31 日	增减率(%)
应收票据	200,712,333	133,517,926	50.33
应收帐款	142,788,884	95,272,288	49.87
其他应收款	17,147,269	5,397,812	217.67
在建工程	107,692,781	57,500,357	87.29
工程物资	5,904,101	26,652,952	-77.85
应交税费	49,320,110	32,029,620	53.98

(1)报告期末应收票据比上年增加 6,719 万元，主要原因是产品销售货款回笼中的银行承兑汇票增加。

(2)报告期末应收帐款比上年增加 4,752 万元，主要原因是公司出口钢材销售为信用证结算方式所致。

(3)报告期末其它应收帐款比上年增加 1,175 万元，主要原因是预付钢材运费及应收出口退税款增加。

(4)报告期末在建工程比上年增加 5,019 万元，主要原因是加大技术改造投入及工程物资转入增加。

(5)报告期末工程物资比上年下降 2,075 万元，主要原因是在建工程领用工程物资增加。

(6)报告期末应交税费比上年增加 1,729 万元，主要原因是应交增值税增加。

2、报告期内利润表中变动幅度较大的项目原因分析:

(1)2007年1-3月，公司财务费用780.19万元，比上年同期降低31.11%，主要原因是本年度银行借款下降致使利息支出比上年同期减少。

(2)实现营业利润7,772.90万元,比上年同期增长67.93%，利润总额、净利润均为7,796.66万元，均比上年同期增长66.28%，主要原因是本报告期内钢材品种优化、质量提高、毛利率比上年同期上升。

3、报告期内，现金流量表中变动幅度较大的项目原因分析:

项　　目	本期数	上年同期	增减率(%)
经营活动产生的现金流量净额	-25,443,703	67,703,093	-137.58
筹资活动产生的现金流量净额	-9,287,064	-75,800,659	-87.75

(1)报告期末,经营活动产生的现金流量净额比上年同期下降9,314.68万元,主要原因是产品销售的现款回笼下降。

(2)报告期末,筹资活动产生的现金流量净额比上年同期下降6,651.36万元,主要原因是上年度归还银行借款及本报告期利息支出下降。

3.2　重大事项进展情况及其影响和解决方案的分析说明

√适用　□不适用

见3.3公司、股东及实际控制人承诺事项履行情况。

3.3　公司、股东及实际控制人承诺事项履行情况

√适用　□不适用

股东名称	承诺事项	承诺履行情况

湖北新冶钢有限公司	1、承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在 2007 年 2 月 7 日至 2007 年 3 月 8 日期间内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。 2、承诺自股改方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于 3 亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的流通股股东以货币资金形式追加对价每 1 股 0.053 元。 3、承诺于股权分置改革相关股东会议的股权登记日之前，敦促本公司的原关联方—冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司偿还两者所欠本公司合计 18,887.77 万元的债务，并为该等债务提供不可撤销的连带责任保证。	1、新冶钢于 2007 年 2 月 7 日至 3 月 8 日履行实施了认沽权利承诺。相关公告刊登在 2007 年 1 月 26 日、31 日，2 月 6 日、7 日、9 日、13 日、16 日、27 日，3 月 6 日、9 日的《中国证券报》上。 2、具体办法另行公告。 3、在股改相关股东会议股权登记日前，冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司 1.8 亿元款项已按期收回。
	4、承诺有限售条件股份的限售期为 36 个月。	公司受托在中国证券登记结算有限责任公司深圳分公司按承诺的限售期办理了股份的锁定手续。
中信泰富（中国）投资有限公司	承诺有限售条件股份的限售期为 36 个月	
东风汽车公司	承诺有限售条件股份的限售期为 18 个月	
襄阳汽车轴承股份有限公司	承诺有限售条件股份的限售期为 24 个月	
湖北正智资产管理有限公司	承诺有限售条件股份的限售期为 18 个月	
中国一拖集团有限公司	承诺有限售条件股份的限售期为 18 个月	
中国北车集团北京南口机车车辆机械厂	承诺有限售条件股份的限售期为 24 个月	
无锡市宏裕百货商店	承诺有限售条件股份的限售期为 15 个月	
上海宏成物业有限公司	承诺有限售条件股份的限售期为 24 个月	
北内集团总公司	承诺有限售条件股份的限售期为 18 个月	
无锡市国联投资管理咨询有限公司	承诺有限售条件股份的限售期为 24 个月	
武汉石化石油液化气公司	承诺有限售条件股份的限售期为 12 个月	该公司所持 1,140,000 股有限售条件股份于 2007 年 2 月 8 日解除限售，上市流通。

3.4　预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

3.5 本次季报资产负债表中的 2007 年期初股东权益与“新旧会计准则股东权益差异调节表”中的 2007 年期初股东权益存在差异的原因说明

□适用 √不适用

大冶特殊钢股份有限公司

董　事　会

2007 年 4 月 18 日

资 产 负 债 表

编制单位：大冶特殊钢股份有限公司　　2007 年 3 月 31 日　　单位：人民币元

项　　目	期末数	期初数
流动资产：		
货币资金	199,059,075	259,800,213
交易性金融资产		
应收票据	200,712,333	133,517,926

应收帐款	142,788,884	95,272,288
预付款项	107,069,876	96,333,421
应收利息		
应收股利		
其他应收款	17,147,269	5,397,812
存货	650,157,202	713,026,779
一年内到期的非流动资产		
其他流动资产		
流动资产合计	1,316,934,639	1,303,348,439
非流动资产：		
可供出售金融资产		
持有至到期投资		
长期应收款		
长期股权投资		
投资性房地产		
固定资产	1,510,784,668	1,539,705,289
在建工程	107,692,781	57,500,357
工程物资	5,904,101	26,652,952
固定资产清理		
生产性生物资产		
油气资产		
无形资产	31,030,094	31,255,094
开发支出		
商誉		
长期待摊费用		
递延所得税资产		
其他非流动资产		
非流动资产合计	1,655,411,644	1,655,113,692
资　产　合　计	2,972,346,283	2,958,462,131

公司负责人：蔡星海　　　　公司总经理：钱刚　　　　主管会计工作负责人：王培焱

资 产 负 债 表（续）

编制单位：大冶特殊钢股份有限公司　　2007 年 3 月 31 日　　单位：人民币元

项　　目	期末数	期初数
流动负债：		
短期借款	6,000,000	6,000,000
交易性金融负债		
应付票据	129,318,591	179,327,685

应付帐款	577,604,400	619,018,541
预收款项	107,881,513	108,833,719
应付职工薪酬	10,778,559	10,573,114
应交税费	49,320,110	32,029,620
应付利息		
应付股利	53,700	53,700
其他应付款	175,269,053	163,533,829
一年内到期的非流动负债	103,628,519	103,573,615
其他流动负债		
流动负债合计	1,159,854,445	1,222,943,823
非流动负债		
长期借款	380,000,000	380,000,000
应付债券		
长期应付款		
专项应付款		
预计负债	32,493,303	33,486,343
递延所得税负债		
其他非流动负债		
非流动负债合计	412,493,303	413,486,343
负债合计	1,572,347,748	1,636,430,166
股东权益:		
股本	449,408,480	449,408,480
资本公积	485,653,274	485,653,274
减：库存股		
盈余公积	84,196,234	84,196,234
未分配利润	380,740,547	302,773,977
股东权益合计	1,399,998,535	1,322,031,965
负债和股东权益总计	2,972,346,283	2,958,462,131

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培磊

利 润 表

编制单位：大冶特殊钢股份有限公司　　2007 年一季度　　单位：人民币元

项　　目	本期数	上年同期数
一．营业收入	1,273,538,822	1,159,761,292

减：营业成本	1,156,779,819	1,073,253,337
营业税金及附加		
销售费用	14,455,984	13,778,110
管理费用	13,683,863	15,262,936
财务费用	7,801,867	11,324,752
资产减值损失	3,088,267	
加：公允价值变动收益(损失以"-"号填列)		143,978
投资收益（损失以"-"号填列）		
其中：对联营企业和合营企业的投资收益		
二、营业利润	77,729,022	46,286,135
加：营业外收入	237,548	603,170
减：营业外支出		
其中：非流动资产处置损失		
三．利润总额	77,966,570	46,889,305
减：所得税费用		
四、净利润	77,966,570	46,889,305
五、每股收益		
（一）基本每股收益	0.173	0.104
（二）稀释每股收益	0.173	0.104

公司负责人：蔡星海　　　　公司总经理：钱刚　　　　主管会计工作负责人：王培熹

现 金 流 量 表

编制单位：大冶特殊钢股份有限公司　　　　2007 年一季度　　　　单位：人民币元

项　　　目	行次	金额
一、经营活动产生的现金流量：		
销售商品、提供劳务收到的现金	1	643,999,530

收到的税费返还	2	
收到的其他与经营活动有关的现金	3	615,667
现金流入小计	4	644,615,197
购买商品、接受劳务支付的现金	5	610,577,305
支付给职工以及为职工支付的现金	6	18,018,370
支付的各项税费	7	36,912,230
支付的其他与经营活动有关的现金	8	4,550,995
现金流出小计	9	670,058,900
经营活动产生的现金流量净额	10	-25,443,703
二、投资活动产生的现金流量:	11	
收回投资所收到的现金	12	
取得投资收益所收到的现金	13	
处置固定资产、无形资产和其他长期资产所收回的现金净额	14	
收到的其他与投资活动有关的现金	15	
现金流入小计	16	
购建固定资产、无形资产和其他长期资产所支付的现金	17	14,373,786
投资所支付的现金	18	
支付的其他与投资活动有关的现金	19	
现金流出小计	20	14,373,786
投资活动产生的现金流量净额	21	-14,373,786
三、筹资活动产生的现金流量:	22	
借款所收到的现金	23	100,000,000
收到的其他与筹资活动有关的现金	24	
现金流入小计	25	100,000,000
偿还债务所支付的现金	26	100,000,000
分配股利或利润、利息所支付的现金	27	6,561,000
开出银行票据与取得借款所增加支付的保证金	28	2,596,414
支付的其他与筹资活动有关的现金	29	129,650
现金流出小计	30	109,287,064
筹资活动产生的现金流量净额	31	-9,287,064
四、汇率变动对现金的影响	32	-852,740
五、现金及现金等价物净增加额	33	-49,957,293

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培熹

现金流量表（续）

编制单位：大冶特殊钢股份有限公司　　2007 年一季度　　单位：人民币元

补充资料	行次	金额
1、将净利润调节为经营活动现金流量:	35	
净利润	36	77,966,570
加：少数股东损益	37	

加：计提的资产减值准备	38	3,088,267
固定资产折旧	39	28,725,244
无形资产摊销	40	225,000
长期待摊费用摊销	41	
待摊费用减少（减：增加）	42	
处置固定资产\无形资产和其他资产的损失（减:收益）	43	
固定资产报废损失	44	
财务费用	45	6,710,405
投资损失（减：收益）	46	
递延税款贷项（减：借项）	47	
存货的减少（减：增加）	48	62,869,577
经营性应收项目的减少（减：增加）	49	-118,403,399
经营性应付项目的增加（减：减少）	50	-86,625,367
其他	51	
经营活动产生的现金流量净额	52	-25,443,703
2、不涉及现金收支的投资和筹资活动	53	
债务转为资本	54	
一年内到期的可转换公司债券	55	
融资租入固定资产	56	
3、现金及现金等价物净增加情况：	57	
现金的期末余额	58	146,579,602
减：现金的期初余额	59	196,536,895
加：现金等价物的期末余额	60	
减：现金等价物的期初余额	61	
现金及现金等价物净增加额	62	-49,957,293

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培磊

****

完

香港，二零零七年四月十九日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆董事會第十八次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-012

大冶特殊钢股份有限公司
第四届董事会第十八次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第四届董事会第十八次会议于 2007 年 4 月 8 日以书面、传真、邮件方式发出通知，于 2007 年 4 月 18 日在公司 701 会议室召开，会议应到董事 11 名，实到董事 11 名，公司监事、高级管理人员列席了会议。公司董事长蔡星海先生主持了会议。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，通过了如下决议：

一、审议通过了《关于全面执行新企业会计准则的议案》;

根据财政部第 33 号令和财会[2006]3 号文件的规定，公司自 2007 年 1 月 1

日起执行财政部新发布的《企业会计准则—基本准则》及38项具体准则。公司董事会同意公司根据新企业会计准则及具体准则，结合公司实际，对公司涉及的主要会计政策和会计估计进行变更。

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

二、审议通过了《公司2007年第一季度报告》；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

三、审议通过了《关于修改公司总经理工作细则的议案》；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

四、审议通过了《公司关联交易管理制度》（见附件一）；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

五、审议通过了《公司对外担保管理制度》（见附件二）；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

六、审议通过了《公司募集资金使用管理制度》（见附件三）；

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

上述第四、五、六项议案尚需提交公司下次股东大会审议通过。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007年4月18日

附件一

大冶特殊钢股份有限公司关联交易管理制度

第一章　总则

第一条　为规范公司与各关联方发生的关联交易行为，根据《中华人民共和国公司法》、《中华人民共和国证券法》、《深圳证券交易所股票上市规则》等相关法律法规和《公司章程》的规定，特制订本管理制度。

第二条　公司的关联交易行为应遵循诚实信用、平等、自愿、公开、公平、公允的原则，不得损害公司和全体股东的利益。

第三条　公司董事、监事及高级管理人员有义务关注公司的关联交易行为，公司独立董事、监事至少每季度查阅一次公司与关联方交易的情况，了解公司是否存在被关联方占用、转移公司资金、资产及资源情况，如发现异常情况，及时提请董事会采取相应措施。

第二章　关联人与关联交易

第四条　公司关联人包括关联法人、关联自然人。

一、具有以下情形之一的法人，为公司的关联法人：

1、直接或间接地控制公司的法人；

2、由前项所述法人直接或间接控制的除公司及其控股子公司以外的法人；

3、由公司关联自然人直接或间接控制的、或担任董事、高级管理人员的，除公司及其控股子公司以外的法人；

4、持有公司5%以上股份的法人；

5、中国证监会、深圳证券交易所或公司根据实质重于形式的原则认定的其他与公司有特殊关系，可能造成公司对其利益倾斜的法人。

二、具有以下情形之一的自然人，为公司关联自然人：

1、直接或间接持有公司5%以上股份的自然人；

2、公司董事、监事及高级管理人员；

3、上述“一”第1项所列法人的董事、监事及高级管理人员；

4、本条第1、2项所述人士的关系密切的家庭成员，包括配偶、父母及配偶

的父母、兄弟姐妹及其配偶、年满 18 周岁的子女及其配偶、配偶的兄弟姐妹和子女配偶的父母；

5、中国证监会、证券交易所或公司根据实质重于形式的原则认定的其他与公司有特殊关系，可能造成公司对其利益倾斜的自然人。

第五条　具有以下情形之一的法人或自然人，视同为公司的关联人：

1、因与公司或其关联人签署协议或作出安排，在协议或安排生效后，或在未来十二个月内，具有上述第四条“一”或“二”规定所列情形之一的；

2、过去十二个月内，曾经具有第四条“一”或“二”规定情形之一的。

第六条　公司与关联方之间的交易，是指公司或其控股子公司与公司关联人之间发生的转移资源或义务的事项，包括：

一、购买或出售资产；

二、对外投资（含委托理财、委托贷款）；

三、提供财务资助；

四、提供担保；

五、租入或租出资产；

六、签订管理方面的合同（含委托理财、受托经营）；

七、赠与或受赠资产；

八、债权或债务重组；

九、研究与开发项目的转移；

十、签订许可协议；

十一、购买原材料、燃料、动力；

十二、销售产品、商品；

十三、提供或接受劳务；

十四、委托或受托销售；

十五、关联双方共同投资；

十六、其他通过约定可能造成资源或义务转移的事项。

第七条　由本公司控制或持有 50%以上股份的子公司发生的关联交易，视同本公司的行为。

第八条　公司的参股公司发生的关联交易，以其交易标的乘以参股比例或协议分红比例后的数额，适用于本制度相关规定。

第三章 关联交易的审批权限及相关规定

第九条 公司拟与关联自然人发生的交易金额在 30 万元以下的关联交易，及与关联法人发生的交易金额在 300 万元以下的关联交易，应提交总经理办公会审议。

第十条 公司拟与关联自然人发生的交易金额在 30 万元以上的关联交易，及与关联法人发生的交易金额在 300 万元以上，且占公司最近一期经审计净资产绝对值 0.5%以上的关联交易，应提交公司董事会审议。

第十一条 公司拟与关联人发生的交易金额在 3,000 万元以上，且占公司最近一期经审计净资产绝对值的 5%以上的关联交易，应提交股东大会审议。

第十二条 公司发生的关联交易涉及第六条规定的"提供财务资助"、"提供担保"、"委托理财"等事项时，应当以发生额作为计算标准，并按交易事项类型在连续十二个月内累计计算。

第十三条 公司在连续十二个月内发生交易标的相关的同类关联交易，应当按照累计计算的原则。

第四章 关联交易的审议程序

第十四条 公司相关职能部门在其经营管理活动中，如发现按本制度第二章规定确定为公司与关联方之间关联交易情况的，相关部门将有关关联交易情况以书面形式报告总经理。该书面报告应包括以下内容：

一、关联人及关联关系；

二、关联交易概述及标的基本情况；

三、关联交易的定价政策及定价依据；

四、关联交易协议的主要内容；

五、关联交易的目的及对公司的影响。

第十五条 公司总经理在收到有关职能部门的书面报告后，应于两个工作日内召开总经理办公会，对关联交易的必要性和定价的公平性进行审查。

第十六条 经公司总经理办公会审议认为必须发生的关联交易，属于总经理办公会审批权限的，由总经理安排执行。属于董事会、股东大会审批权限的，由公司总经理向董事会提出审议关联交易的书面报告。

第十七条　公司董事会在收到总经理报告后，应及时将报告提交独立董事审查。经独立董事认可后，在两个工作日内，发出召开董事会会议的通知和议案。董事会在审议关联交易议案时，应对关联交易内容、数量、价格、占同类业务的比例、定价政策及依据和此项交易的必要性、合理性和对公司的影响进行认真审查。

第十八条　董事会在对关联交易事项表决时，关联董事不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事人数不足 3 人的，应将该事项提交股东大会审议。

第十九条　独立董事、监事会应当就关联交易事项的表决程序的合法性及表决结果的公平性单独发表意见。

第二十条　属于公司董事会审批权限并经公司董事会审议同意的关联交易事项，由总经理安排执行。属于股东大会审批权限的，由公司董事会提出审议关联交易的书面报告和议案，提交股东大会审议。

第二十一条　对于需经股东大会审议的关联交易，公司应当聘请具有执行证券、期货相关业务资格的中介机构，对交易标的进行评估或审计，但对日常经营相关的关联交易所涉及的交易标的，可以不进行审计或评估。

第二十二条　股东大会表决关联交易事项时，关联股东应当回避，其所代表的股份不计入有效表决总数。关联交易事项应经出席股东大会的非关联股东所持表决权的二分之一以上通过。

第二十三条　公司与关联人进行第六条第十一至十四项所列的与日常经营相关的关联交易事项，应当按照下述规定履行相应审议程序：

一、对于首次发生的日常关联交易，公司应当与关联人订立书面协议，根据协议涉及的金额分别提交董事会、股东大会审议；

二、已经董事会、股东大会审议通过且正在执行的日常关联交易协议，如果执行过程中主要条款发生重大变化或协议期满需要续签的，公司应当将新修订或续签的日常关联交易协议，根据协议涉及的金额分别提交董事会、股东大会审议；

三、对于每年发生数量众多的日常关联交易，公司可以在披露上一年度报告之前，对本公司当年度将发生的日常关联交易总金额进行合理预计，根据预计金额分别提交董事会或股东大会审议。如果在执行过程中，日常关联交易总金额超过预计总金额的，公司应当根据超出金额分别重新提交董事会或股东大会审议。

第五章　关联交易的执行

第二十四条　关联交易按照董事会、股东大会各自的权限审批后，公司与关联方签订有关关联交易协议或合同，该关联交易协议和合同自双方签字盖章后生效。

第二十五条　关联交易协议或合同签订并在有效期内，因生产经营情况发生变化而必须修改或终止有关关联交易协议或合同的，双方当事人可签订补充协议或终止协议，经董事会、股东大会确认后生效。

第二十六条　公司与关联人进行的下述交易，可以免予按照关联交易的方式进行审议和披露：

一、一方以现金方式认购另一方公开发行的股票、公司债券或企业债券、可转换公司债券或者其他衍生品种；

二、一方作为承销团成员承销另一方公开发行的股票、公司债券或企业债券、可转换公司债券或者其他衍生品种；

三、一方依据另一方股东大会决议领取股息、红利或报酬；

四、一方参与公开招标、公开拍卖等行为所导致的关联交易；

五、深圳证券交易所认定的其他情况。

第六章　关联交易的信息披露

第二十七条　公司与关联自然人发生的交易金额在 30 万元以上的关联交易，应当及时披露。

第二十八条　公司与关联法人发生的交易金额在300万元以上，且占公司最近一期经审计净资产绝对值的0.5%以上的关联交易，应当及时披露。

第二十九条　公司与关联人发生的交易金额在3,000万元以上，且占公司最近一期经审计净资产绝对值的5%以上的关联交易，应当及时披露。

第三十条　公司与关联人发生的日常关联交易，对于首次发生的日常关联交易，公司应当与关联人订立书面协议并及时披露；对本公司当年度将要发生的日常关联交易总金额进行合理预计，经董事会、股东大会审议后及时披露；修改后重新提交董事会、股东大会审议后的日常关联交易需及时披露；已经董事会、股

东大会审议通过且正在执行的日常关联交易，公司应在定期报告中按要求披露履行情况。

第七章 附则

第三十一条 本制度未作规定的，适用有关法律法规的规定；与有关法律法规的规定相抵触的，以相关法律法规的规定为准。

第三十二条 本制度对公司董事会、监事会、董事、监事、总经理及其他高级管理人员均具有约束力。

第三十三条 本制度由公司董事会负责解释。

第三十四条 本制度经股东大会审议通过。

附件二

大冶特殊钢股份有限公司
对外担保管理制度

第一章　总则

第一条　为了规范公司对外担保行为，维护投资者利益，有效控制公司对外担保风险，促进公司稳定健康发展，根据《中华人民共和国公司法》、《中华人民共和国证券法》、《中华人民共和国担保法》等法律法规以及《深圳证券交易所股票上市规则》、《公司章程》的有关规定，特制订本管理制度。

第二条　公司对外担保应遵循合法、审慎、互利、安全的原则，严格控制担保风险。

第三条　公司董事应审慎对待和严格控制担保产生的债务风险，并对违规或失当的担保产生的损失承担连带责任。

第四条　公司对外担保，必须采取反担保等必要的防范措施，对外担保必须按程序经董事会或股东大会批准。

第二章　对外担保的审批权限

第五条　公司对外担保，必须经董事会或股东大会审议通过。

第六条　公司董事会运用公司资产对外担保总额不得超过最近一期经审计净资产的 50%或连续十二个月内担保金额不得超过公司最近一期经审计总资产的 30%。

公司董事会审批的对外担保，单笔担保金额不得超过最近一期经审计净资产的 10%。

第七条　应由公司董事会审批的对外担保，必须经出席董事会的三分之二以上董事审议同意并作出决议。

第八条　需经股东大会审批的对外担保，包括但不限于下列情形：

一、公司及其控股子公司的对外担保总额，超过最近一期经审计净资产 50%以后提供的任何担保；

二、为资产负债率超过 70%的担保对象提供的担保；

三、单笔担保额超过公司最近一期经审计净资产10%的担保；

四、对股东、实际控制人及其关联方提供的担保；

五、连续十二个月内担保金额超过公司最近一期经审计总资产的30%。

股东大会在审计为股东、实际控制人及其关联方提供的担保议案时，该股东或受该实际控制人支配的股东，不得参与该项表决，该项表决由出席股东大会的其他股东所持表决权的半数以上通过。

股东大会审议本条第五项担保事项时，应经出席会议的股东所持表决权的三分之二以上通过。

第九条　应由股东大会审批的对外担保，必须经董事会审议同意后，方可提交股东大会审批。

第三章　对外担保的审查

第十条　公司财务部是公司对外担保的职能管理部门。公司在决定担保前，由被担保方提供经营、财务、资信等基本资料，经公司财务部对被担保人提供的相关资料进行审核验证，确认资料的真实性后，提出可否提供担保的书面报告，报公司总经理初审确认后提交公司董事会。

第十一条　公司董事会根据相关资料，认真审查被担保人的财务状况、营运状况、发展前景、信用情况及偿债能力，对担保事宜的利益和风险进行充分分析，审慎依法作出决定。

公司董事会可在必要时聘请外部专业机构对实施对外担保的风险进行评估，以作为董事会、股东大会进行决策的依据。

公司独立董事应在董事会审议对外担保事项时发表独立意见，必要时可聘请会计师事务所对公司累计和当期对外担保情况进行核查。如发现异常，应及时向董事会报告。

第十二条　公司对外担保，应当订立担保书面合同。担保合同必须符合有关法律法规，合同事项明确。担保合同由董事长或授权代表与被担保方签订。

第四章　对外担保的风险管理

第十三条　公司财务部负责担保事项的登记与注销。担保合同订立后，公司

财务部应负责保管，并注意担保时效期限。对外担保的债务到期后，应督促被担保人按约定时间内履行还款义务。

第十四条　公司财务部应持续关注被担保人的情况，收集被担保人最近一期的财务资料和审计报告，定期分析其财务状况及偿债能力，关注其生产经营、资产负债、对外担保以及分立合并、法定代表人变化等情况，对可能出现的风险进行分析，并及时向董事会汇报。

如发现被担保人经营情况严重恶化或发生公司解散、分立等重大事项时，应及时报告董事会。董事会有义务采取有效措施，将损失降低到最小程度。

第十五条　对外担保的债务到期后，如被担保人未能按时履行义务，公司应立即启动反担保追偿程序或采取其他必要的补救措施。

第十六条　公司担保的债务到期后，需展期并需要继续由其提供担保的，应作为新的对外担保，重新履行担保审批程序。

第五章　对外担保的信息披露

第十七条　公司发生第六条、第八条规定提供担保事项时，须经董事会、股东大会审议批准后及时披露。

第十八条　对于已披露的担保事项，公司还应当在出现以下情形之一时及时披露：

一、被担保人于债务到期后十五个交易日内未履行还款义务的；

二、被担保人出现破产、清算及其他严重影响还款能力情形的。

第十九条　公司在定期报告中，按规定披露对外担保情况。

第六章　附则

第二十条　本制度未作规定的，适用有关法律法规的规定；与有关法律法规的规定相抵触时，以相关法律法规的规定执行。

第二十一条　本制度由公司董事会负责解释。

第二十二条　本制度经公司股东大会审议通过。

附件三

大冶特殊钢股份有限公司

募集资金使用管理制度

第一章　总则

第一条　为规范公司募集资金的使用管理，提高募集资金的使用效率和效益，根据《中华人民共和国公司法》、《中华人民共和国证券法》、《深圳证券交易所股票上市规则》(以下分别简称《公司法》、《证券法》、《股票上市规则》)等相关法律法规的规定和要求，结合公司实际情况，特制定本管理制度。

第二条　本制度所指募集资金是指公司通过发行证券（包括股票、可转换公司债券、中国证券监督管理委员会认可的其他品种）募集用于特定用途的货币资金。

第三条　募集资金到位后，公司应及时办理验资手续，由具有证券从业资格的会计师事务所出具验资报告。

第四条　募集资金的使用必须符合有关法律、法规和规范性文件的规定。募集资金应按照募集说明书所列用途和公司对外公布的募集资金投资项目，未经公司股东大会依法作出决议不得改变。

第五条　公司董事会应根据《公司法》、《证券法》、《股票上市规则》等相关法律法规的规定，对募集资金的使用情况履行信息披露义务，充分保障投资者的知情权。

第六条　公司董事、监事和高级管理人员应当勤勉尽责，督促公司规范运用募集资金，自觉维护公司资产安全，不得参与、协助或纵容公司擅自或变相改变募集资金用途。

第二章　募集资金的存放

第七条　为保证募集资金的安全性和专用性，公司对募集资金实行专户存储制度。公司采取在银行设立专用帐户存储募集资金的方式对募集资金实行集中存放，并与开户银行签定募集资金专用帐户管理协议。

第八条　募集资金数额较大，且根据投资项目的信贷安排确有必要在一家以

上银行开设专用帐户的，在坚持同一投资项目的资金在同一专用帐户存储原则的前提下，可以在一家以上银行开设专用帐户。

第九条　公司设立专用帐户事宜，由公司董事会批准。

第三章　募集资金的使用

第十条　公司在进行项目投资时，资金支出必须严格按照公司财务管理制度履行资金使用审批手续。

第十一条　投资项目应按公司董事会承诺的计划进度实施，投资部门要细化具体工作进度，保证工作按照计划进度完成，并定期向财务部门提供具体工作进度计划。

第十二条　确因不可预见的客观因素影响，项目不能按预期计划完成时，项目实施部门必须根据实际情况及时向总经理、董事会报告，并详细说明原因，由董事会依法履行信息披露义务。

第十三条　募集资金投资的项目，应按照募集说明书所列用途和公司对外公布的投资项目相一致。对确因市场发生变化，需要改变募集资金投向时，必须经公司董事会审议，并依照法定程序报股东大会审批。

第十四条　对闲置募集资金，在暂时补充流动资金时，仅限于与主营业务相关的生产经营使用，不得通过直接、间接的安排用于新股的配售、申购，或用于股票及衍生品种、可转换公司债券的交易，不得将募集资金用于委托理财、质押或抵押贷款、委托贷款或其他变相改变募集资金用途的投资。

第十五条　超过募集资金 10%以上的闲置募集资金补充流通资金的，须经股东大会批准，并提供网络投票表决方式。独立董事、保荐人须单独发表意见并披露。

第十六条　禁止对公司具有实际控制权的法人、个人或其他组织及其关联人占用募集资金。

第十七条　变更募集资金用途应严格按法定程序办理，按《股票上市规则》和有关法律法规的要求，向深圳证券交易所提交文件并公告。

第四章　募集资金使用情况报告

第十八条　公司总经理应当至少每季度召开一次办公会议，听取和检查募集资金使用情况。

第十九条　公司总经理应当于每季度末以书面形式向公司董事会专项报告募集资金使用情况，并将该报告同时抄报公司监事会。

第二十条　公司董事会应根据要求在定期报告中披露募集资金使用、批准及项目实施等情况。

第二十一条　募集资金使用情况的公告由董事会秘书负责，董事会秘书室、财务部、技改办、规划部及其他相关部门共同编制。

第五章　募集资金使用情况的监督

第二十二条　募集资金的使用情况由董事会审计委员会进行监督。

第二十三条　公司独立董事有权对募集资金使用情况进行检查，并根据相关法律法规的规定，可以聘请有证券从业资格的会计师事务所对募集资金使用情况进行专项审计。

第二十四条　公司监事会有权对募集资金使用情况进行监督。

第二十五条　保荐代表人有权对公司募集资金使用情况进行定期或不定期检查。

第六章　附则

第二十六条　本制度未作规定的，适用有关法律法规的规定；与有关法律法规的规定相抵触时，以相关法律法规的规定为准。

第二十七条　本制度由公司董事会负责解释。

第二十八条　本制度经公司股东大会审议通过。

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完

香港，二零零七年四月十九日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆監事會第十一次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-013

大冶特殊钢股份有限公司
第四届监事会第十一次会议决议公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第四届监事会第十一次会议于2007年4月18日在公司501会议室召开，会议应到监事5人，实到监事5人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《关于全面执行新企业会计准则的议案》；

该议案表决结果，赞成票5票；反对票、弃权票为0票。

二、审议通过了《公司2007年第一季度报告》；

监事会认为：公司2007年第一季度报告的内容和格式符合中国证监会和深

圳证券交易所的规定和要求，真实、完整的反映出 2007 年第一季度的公司财务经营等状况。其编制和审议程序符合相关法律、法规和公司章程及公司管理制度的规定。

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

三、审议通过了《公司关联交易管理制度》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

四、审议通过了《公司对外担保管理制度》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

五、审议通过了《公司募集资金使用管理制度》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

特此公告。

大冶特殊钢股份有限公司

监　事　会

2007 年 4 月 18 日

****

完

香港，二零零七年四月十九日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

END